Exhibit 99.1

2nd Quarter 2009 • Report to Shareholders • Three and six months ended April 30, 2009

TD Bank Financial Group Reports Second Quarter 2009 Results

SECOND QUARTER FINANCIAL HIGHLIGHTS, compared with the second quarter a year ago:
•	Reported diluted earnings per share[1] were $0.68, compared with $1.12.
•	Adjusted diluted earnings per share[2] were $1.23, compared with $1.32.
•	Reported net income[1] was $618 million, compared with $852 million.
•	Adjusted net income[2] was $1,089 million, compared with $973 million.

YEAR-TO-DATE FINANCIAL HIGHLIGHTS, six months ended April 30, 2009, compared with the corresponding period a year ago:
•	Reported diluted earnings per share[1] were $1.50, compared with $2.44.
•	Adjusted diluted earnings per share[2] were $2.58, compared with $2.77.
•	Reported net income[1] was $1,330 million, compared with $1,822 million.
•	Adjusted net income[2] was $2,238 million, compared with $2,033 million.

SECOND QUARTER ADJUSTMENTS (ITEMS OF NOTE)
The second quarter reported diluted earnings per share figures included the following items of note:
•	Amortization of intangibles of $127 million after tax (14 cents per share), compared with $92 million after tax (12 cents per share) in the second quarter last year.
•	A loss of $134 million after tax (16 cents per share) due to the loss in excess of the accrued amount of the economic hedges related to the reclassified available-for-sale debt securities portfolio.
•
Restructuring and integration charges of $50 million after tax (6 cents per share), relating to the acquisition of Commerce, compared with $30 million after tax (4 cents per share) in the second quarter last year.

•
A loss of $44 million after tax (5 cents per share) due to the change in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses, compared with a gain of $1 million after tax in the same quarter last year.

•	An increase of $77 million after tax (9 cents per share) in general allowance for Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking.
•	Settlement of TD Banknorth shareholder litigation of $39 million after tax (5 cents per share).

All dollar amounts are expressed in Canadian currency unless otherwise noted.

[1]	Reported results are prepared in accordance with Canadian generally accepted accounting principles (GAAP).
[2]	Reported and adjusted results are explained under the “How the Bank Reports” section.

TORONTO, May 28, 2009 - TD Bank Financial Group (TDBFG) today announced its financial results for the second quarter ended April 30, 2009. Results for the quarter included solid earnings contributions from TD’s personal and commercial banking operations in Canada and the United States and very strong Wholesale Banking results, while Wealth Management continued to manage prudently through challenging financial markets.
“All TD businesses are holding up very well under the weight of the recession in Canada and the United States,” said Ed Clark, President and Chief Executive Officer, TDBFG. “With adjusted earnings over $1 billion again this quarter, we’re feeling quite good about these results. They provide further evidence of TD’s earnings power and capital strength – strengths that have helped us earn through higher credit losses and end the quarter with a robust Tier 1 capital ratio of 10.9%. These strengths also allowed us to continue making the strategic investments that drive future growth, positioning TD to come out of this global recession with business momentum.”

TD BANK FINANCIAL GROUP • SECOND QUARTER 2009 REPORT TO SHAREHOLDERS	2

SECOND QUARTER BUSINESS SEGMENT PERFORMANCE

Canadian Personal and Commercial Banking
Canadian Personal and Commercial Banking posted earnings of $589 million in the second quarter, up 1% from the same period last year. The combination of solid revenue growth and prudent expense management more than offset the significant increase in provision for credit losses (PCL). Strong volume growth in deposits and lending continued this quarter.
“Operating in a challenging economic environment, TD Canada Trust chalked up two significant achievements this quarter,” said Clark. “First, its earnings power continued to push through the economic headwinds and deliver solid results – results that were generated while we continued to invest in future growth, adding six new branches and 31 business bankers and advisers. Second, our internal measure of customer loyalty and advocacy increased for the sixth month in a row, as dedicated employees worked together with customers and clients to address financial challenges. Service means something different in a downturn of this magnitude and we’re committed to rising to that challenge.”

Wealth Management
Wealth Management, including TDBFG’s equity share in TD Ameritrade, earned $126 million in the quarter, down 31% from the second quarter of last year, as very strong transactional volumes in online brokerage operations were more than offset by the impact of market declines on the mutual funds and advice-based businesses. As previously announced, TD Ameritrade contributed $48 million in earnings to the segment, with near-record new account openings in its quarter ended March 31, 2009.
“Our Wealth Management segment performed as expected given the environment,” said Clark. “While we have felt the impact of margin pressure as a result of low nominal interest rates, we’ve seen impressive online brokerage volumes and continued growth in new client assets. In the U.S., TD Ameritrade continues to maintain its leadership position in active trading and is growing net new retail assets faster than its largest peer.”
“And this quarter we continued to increase the number of client-facing advisors. This investment in our Wealth businesses through these tough times positions us extremely well for the eventual market recovery.”

U.S. Personal and Commercial Banking
U.S. Personal and Commercial Banking for the quarter generated $231 million in reported net income and $281 million in adjusted net income, an 8% decline in adjusted net income from the previous quarter due to increased provision for credit losses and seasonal factors. Second quarter adjusted earnings were 116% higher than adjusted earnings for the same period last year, with much of the increase due to the fact that Commerce earnings did not contribute to this segment until the third quarter of 2008.
“In most of our U.S. footprint, we’re the only triple-A rated bank around, and the TD brand is increasingly recognised for its safety and soundness. That recognition contributed to our ability to grow both deposits and loans despite continued economic stresses, gaining us market share and supporting the opening of 24 new stores so far in fiscal 2009,” said Clark. “We remain cautious on the U.S. economic environment and so have increased our reserves prudently, which is reflected in higher PCLs. But we continue to believe we’ll be a positive outlier, giving us the strength to take advantage of strategic opportunities.”
“A key accomplishment for us this quarter is our fourth consecutive win of the J.D. Power award for customer satisfaction. Winning this honour in the midst of the Commerce integration is an enormous achievement.”

Wholesale Banking
Wholesale Banking earned net income for the quarter of $173 million, up 86% compared with the same period last year. Strong interest rate and foreign exchange trading were partially offset by net realized security losses in the public equity investment portfolio. These losses were related to the strategic decision to exit the portfolio and redeploy the capital to support franchise operations.
“This was a very strong quarter for TD Securities, and we continue to be very pleased with the positioning of our Wholesale business,” said Clark. “The segment managed to perform very well while significantly reducing positions in the credit trading and public equity portfolios. Looking forward, we will continue to focus on growing our client-driven franchise businesses and solidifying our position as a top-three dealer in Canada.”

Conclusion
“While the next phase of this global recession will hurt all banks, at TD we’re extremely well positioned - not just to weather the storm but also to prepare the bank for future growth. In fact, there is a reasonable chance this may be a recession where we actually grow volumes through the downturn, as we continue to fill the gaps left by those who have exited the lending market and help ensure access to credit.”

TD BANK FINANCIAL GROUP • SECOND QUARTER 2009 REPORT TO SHAREHOLDERS	3

1	SECOND QUARTER FINANCIAL HIGHLIGHTS and	27	Quarterly Results
	ADJUSTMENTS (ITEMS OF NOTE)	28	Accounting Policies and Estimates
		29	Changes in Internal Control over Financial Reporting
	MANAGEMENT’S DISCUSSION AND ANALYSIS
4	Financial Highlights		INTERIM CONSOLIDATED FINANCIAL STATEMENTS
5	How We Performed	30	Interim Consolidated Balance Sheet
9	Financial Results Overview	31	Interim Consolidated Statement of Income
13	How Our Businesses Performed	32	Interim Consolidated Statement of Changes in Shareholders’ Equity
18	Balance Sheet Review	33	Interim Consolidated Statement of Comprehensive Income
19	Credit Portfolio Quality	34	Interim Consolidated Statement of Cash Flows
20	Securities Portfolio	35	Notes to Interim Consolidated Financial Statements
21	Capital Position
21	Managing Risk	47	SHAREHOLDER AND INVESTOR INFORMATION
24	Off-Balance Sheet Arrangements

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
From time to time, TD Bank Financial Group (TDBFG or the Bank) makes written and oral forward-looking statements, including in this document, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. In addition, the Bank’s senior management may make forward-looking statements orally to analysts, investors, representatives of the media and others. All such statements are made pursuant to the “safe harbour” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, among others, statements regarding the Bank’s objectives and targets for 2009 and beyond, and strategies to achieve them, the outlook for the Bank’s business lines, and the Bank’s anticipated financial performance. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders and analysts in understanding our financial position as at and for the periods ended on the dates presented and our strategic priorities and objectives, and may not be appropriate for other purposes. The economic assumptions for 2009 for the Bank are set out in the Bank’s 2008 Annual Report under the heading “Economic Summary and Outlook” and for each of our business segments, under the heading “Business Outlook and Focus for 2009.” Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may” and “could”. By their very nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the current, unprecedented financial and economic environment, such risks and uncertainties may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the factors - many of which are beyond our control and the effects of which can be difficult to predict - that could cause such differences include: credit, market (including equity and commodity), liquidity, interest rate, operational, reputational, insurance, strategic, foreign exchange, regulatory, legal and other risks discussed in the Bank’s 2008 Annual Report and in other regulatory filings made in Canada and with the SEC; general business and economic conditions in Canada, the U.S. and other countries in which the Bank conducts business, as well as the effect of changes in existing and newly introduced monetary and economic policies in those jurisdictions and changes in the foreign exchange rates for the currencies of those jurisdictions; the degree of competition in the markets in which the Bank operates, both from established competitors and new entrants; defaults by other financial institutions in Canada, the U.S. and other countries; the accuracy and completeness of information the Bank receives on customers and counterparties; the development and introduction of new products and services in markets; developing new distribution channels and realizing increased revenue from these channels; the Bank’s ability to execute its strategies, including its integration, growth and acquisition strategies and those of its subsidiaries, particularly in the U.S.; changes in accounting policies (including future accounting changes) and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; changes to our credit ratings; global capital market activity; increased funding costs for credit due to market illiquidity and increased competition for funding; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; the failure of third parties to comply with their obligations to the Bank or its affiliates as such obligations relate to the handling of personal information; technological changes; the use of new technologies in unprecedented ways to defraud the Bank or its customers and the organized efforts of increasingly sophisticated parties who direct their attempts to defraud the Bank or its customers through many channels; legislative and regulatory developments; change in tax laws; unexpected judicial or regulatory proceedings; continued negative impact of the U.S. securities litigation environment; unexpected changes in consumer spending and saving habits; the adequacy of the Bank’s risk management framework, including the risk that the Bank’s risk management models do not take into account all relevant factors; the possible impact on the Bank's businesses of international conflicts and terrorism; acts of God, such as earthquakes; the effects of disease or illness on local, national or international economies; and the effects of disruptions to public infrastructure, such as transportation, communication, power or water supply. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s businesses, financial results, financial condition or liquidity. The preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more information, see the discussion starting on page 64 of the Bank’s 2008 Annual Report. All such factors should be considered carefully when making decisions with respect to the Bank, and undue reliance should not be placed on the Bank’s forward-looking statements. Any forward-looking information or statements contained in this document represent the views of management only as of the date hereof. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2009 REPORT TO SHAREHOLDERS	4

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING PERFORMANCE

This Management’s Discussion and Analysis (MD&A) is presented to enable readers to assess material changes in the financial condition and operational results of TD Bank Financial Group (TDBFG or the Bank) for the three and six months ended April 30, 2009, compared with the corresponding periods. This MD&A should be read in conjunction with the Bank’s unaudited Interim Consolidated Financial Statements and related Notes included in this Report to Shareholders and with our 2008 Annual Report. This MD&A is dated May 27, 2009. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank’s Annual or Interim Consolidated Financial Statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period. Additional information relating to the Bank is available on the Bank’s website http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC’s) website at http://www.sec.gov (EDGAR filers section).

FINANCIAL HIGHLIGHTS

	For the three months ended			For the six months ended
	Apr. 30	Jan.31	Apr. 30	Apr. 30	Apr. 30
(millions of Canadian dollars, except as noted)	2009[1]	2009	2008	2009[1]	2008
Results of operations
Total revenue	$4,325	$4,150	$3,388	$8,475	$6,992
Provision for credit losses	656	537	232	1,193	487
Non-interest expenses	3,051	3,020	2,206	6,071	4,434
Net income - reported[2]	618	712	852	1,330	1,822
Net income - adjusted[2]	1,089	1,149	973	2,238	2,033
Economic profit[3]	58	164	283	224	735
Return on common equity - reported	6.6%	8.1%	13.4%	7.3%	15.4%
Return on invested capital[3]	10.6%	11.7%	13.2%	11.1%	14.6%
Financial position
Total assets	$574,882	$585,365	$503,621	$574,882	$503,621
Total risk-weighted assets	199,745	211,715	178,635	199,745	178,635
Total shareholders’ equity	39,627	38,050	30,595	39,627	30,595
Financial ratios - reported
Efficiency ratio	70.6%	72.8%	65.1%	71.6%	63.4%
Tier 1 capital to risk-weighted assets	10.9%	10.1%	9.1%	10.9%	9.1%
Provision for credit losses as a % of net average loans	1.12%	0.90%	0.48%	1.01%	0.51%
Common share information - reported (Canadian dollars)
Per share
Basic earnings	$0.68	$0.82	$1.12	$1.50	$2.46
Diluted earnings	0.68	0.82	1.12	1.50	2.44
Dividends	0.61	0.61	0.59	1.22	1.16
Book value	42.60	41.57	36.70	42.60	36.70
Closing share price	47.10	39.80	66.11	47.10	66.11
Shares outstanding (millions)
Average basic	848.8	832.6	747.7	840.6	732.9
Average diluted	849.8	834.2	753.7	841.9	739.0
End of period	850.6	848.7	802.9	850.6	802.9
Market capitalization (billions of Canadian dollars)	$40.1	$33.8	$53.1	$40.1	$53.1
Dividend yield	5.9%	5.0%	3.5%	5.3%	3.4%
Dividend payout ratio	89.8%	75.5%	56.2%	82.1%	49.0%
Price to earnings multiple	12.0	9.1	12.1	12.0	12.1
Common share information - adjusted (Canadian dollars)
Per share
Basic earnings	$1.23	$1.35	$1.33	$2.58	$2.79
Diluted earnings	1.23	1.34	1.32	2.58	2.77
Dividend payout ratio	49.4%	46.1%	49.2%	47.7%	43.8%
Price to earnings multiple	10.0	8.3	11.5	10.0	11.5

1 As explained in the “How the Bank Reports” section, effective this quarter, as the reporting periods of U.S. entities are aligned with the reporting period of the Bank, the results of U.S. entities for the three months ended April 30, 2009 have been included with results of the Bank, while the results of January 2009 have been included directly in retained earnings and not included in the results of the Bank.
2 Adjusted and reported results are explained in the “How the Bank Reports” section, which includes reconciliation between reported and adjusted results.
3 Economic profit and return on invested capital are non-GAAP financial measures and are explained in the “Economic Profit and Return on Invested Capital” section.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2009 REPORT TO SHAREHOLDERS	5

HOW WE PERFORMED

Corporate Overview
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group (TDBFG or the Bank). The Bank is the sixth largest bank in North America by branches and serves approximately 17 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD Banknorth Inc. (TD Banknorth) and TD Bank, America's Most Convenient Bank; and Wholesale Banking, including TD Securities. The Bank also ranks among the world's leading online financial services firms, with more than 5.5 million online customers. The Bank had $575 billion in assets on April 30, 2009. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

How the Bank Reports
The Bank prepares its consolidated financial statements in accordance with GAAP and refers to results prepared in accordance with GAAP as “reported” results. The Bank also utilizes non-GAAP financial measures referred to as “adjusted” results to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank removes “items of note”, net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. The items of note are listed in the table on the following page. As explained, adjusted results are different from reported results determined in accordance with GAAP. Adjusted results, items of note and related terms used in this document are not defined terms under GAAP and, therefore, may not be comparable to similar terms used by other issuers.
For the purpose of alignment of reporting periods with the Bank, effective the quarter ended April 30, 2009, the reporting periods of TD Banknorth and Commerce Bancorp, Inc. (Commerce) have been aligned with the reporting period of the Bank as described in Note 1 to the Interim Consolidated Financial Statements. Previously, the reporting periods of TD Banknorth and Commerce were included in the Bank’s financial statements on a one month lag. Accordingly, to maintain comparability and include only six months of results through April 30, 2009, the results of TD Banknorth and Commerce for the three months ended April 30, 2009 have been included with the results of the Bank for the three and six months ended April 30, 2009 while the results of January 2009 have been included directly in retained earnings and not included in the results of the Bank.

The following tables provide reconciliations between the Bank’s reported and adjusted results.

Operating Results - Reported
(millions of Canadian dollars)	For the three months ended			For the six months ended
	Apr. 30 2009	Jan. 31 2009	Apr. 30 2008	Apr. 30 2009	Apr. 30 2008
Net interest income	$2,940	$2,728	$1,858	$5,668	$3,646
Other income	1,385	1,422	1,530	2,807	3,346
Total revenue	4,325	4,150	3,388	8,475	6,992
Provision for credit losses	(656)	(537)	(232)	(1,193)	(487)
Non-interest expenses	(3,051)	(3,020)	(2,206)	(6,071)	(4,434)
Income before income taxes, non-controlling interests in subsidiaries and equity in net income of an associated company	618	593	950	1,211	2,071
(Provision for) recovery of income taxes	(35)	58	(160)	23	(395)
Non-controlling interests in subsidiaries, net of income taxes	(28)	(28)	(9)	(56)	(17)
Equity in net income of an associated company, net of income taxes	63	89	71	152	163
Net income - reported	618	712	852	1,330	1,822
Preferred dividends	(41)	(29)	(11)	(70)	(19)
Net income available to common shareholders - reported	$577	$683	$841	$1,260	$1,803

TD BANK FINANCIAL GROUP • SECOND QUARTER 2009 REPORT TO SHAREHOLDERS	6

Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income to Reported Net Income
Operating results - adjusted	For the three months ended			For the six months ended
(millions of Canadian dollars)	Apr. 30 2009	Jan. 31 2009	Apr. 30 2008	Apr. 30 2009	Apr. 30 2008
Net interest income	$2,940	$2,728	$1,858	$5,668	$3,646
Other income[1]	1,612	1,722	1,529	3,334	3,320
Total revenue	4,552	4,450	3,387	9,002	6,966
Provision for credit losses[2]	(546)	(457)	(232)	(1,003)	(470)
Non-interest expenses[3]	(2,745)	(2,741)	(2,041)	(5,486)	(4,147)
Income before income taxes, non-controlling interests in subsidiaries and equity in net income of an associated company	1,261	1,252	1,114	2,513	2,349
Provision for income taxes[4]	(223)	(179)	(220)	(402)	(495)
Non-controlling interests in subsidiaries, net of income taxes	(28)	(28)	(9)	(56)	(17)
Equity in net income of an associated company, net of income taxes[5]	79	104	88	183	196
Net income - adjusted	1,089	1,149	973	2,238	2,033
Preferred dividends	(41)	(29)	(11)	(70)	(19)
Net income available to common shareholders - adjusted	1,048	1,120	962	2,168	2,014
Items of note affecting net income, net of income taxes
Amortization of intangibles[6]	(127)	(127)	(92)	(254)	(167)
Decrease in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio[7]	(134)	(200)	-	(334)	-
Restructuring and integration charges relating to the Commerce acquisition[8]	(50)	(67)	(30)	(117)	(30)
(Decrease) increase in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses[9]	(44)	12	1	(32)	26
Other tax items[10]	-	-	-	-	(20)
Provision for insurance claims[11]	-	-	-	-	(20)
General allowance increase in Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking	(77)	(55)	-	(132)	-
Settlement of TD Banknorth shareholder litigation[12]	(39)	-	-	(39)	-
Total items of note	(471)	(437)	(121)	(908)	(211)
Net income available to common shareholders - reported	$577	$683	$841	$1,260	$1,803

1 Adjusted other income excludes the following items of note: second quarter 2009 - $61 million loss due to change in fair value of credit default swaps (CDS) hedging the corporate loan book, as explained in footnote 9; $166 million loss due to change in fair value of derivatives hedging the reclassified available-for-sale (AFS) debt securities portfolio, as explained in footnote 7; first quarter 2009 - $13 million gain due to change in fair value of CDS hedging the corporate loan book; $313 million loss due to change in fair value of derivatives hedging the reclassified AFS debt securities portfolio; second quarter 2008 - $1 million gain due to change in fair value of CDS hedging the corporate loan book; first quarter 2008 - $55 million gain due to change in fair value of CDS hedging the corporate loan book; $30 million provision for insurance claims, as explained in footnote 11.
2 Adjusted provision for credit losses excludes the following items of note: second quarter 2009 - $110 million increase in general allowance for credit losses in Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking; first quarter 2009 - $80 million increase in general allowance for credit losses in Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking.
3 Adjusted non-interest expenses excludes the following items of note: second quarter 2009 - $171 million amortization of intangibles, as explained in footnote 6; $77 million restructuring and integration charges related to the Commerce acquisition, as explained in footnote 8; settlement of TD Banknorth shareholder litigation of $58 million, as explained in footnote 12; first quarter 2009 - $173 million amortization of intangibles; $106 million restructuring and integration charges related to the Commerce acquisition; second quarter 2008 - $117 million amortization of intangibles; $48 million restructuring and integration charges related to the Commerce acquisition; first quarter 2008 - $122 million amortization of intangibles.
4 For reconciliation between reported and adjusted provision for income taxes, see the ‘Reconciliation of non-GAAP provision for (recovery of) income taxes’ table in the “Taxes” section.
5 Adjusted equity in net income of an associated company excludes the following items of note: second quarter 2009 - $16 million amortization of intangibles, as explained in footnote 6; first quarter 2009 - $15 million amortization of intangibles; second quarter 2008 - $17 million amortization of intangibles; first quarter 2008 - $16 million amortization of intangibles.
6 Amortization of intangibles relates to the Canada Trust acquisition in 2000, the TD Banknorth acquisition in 2005 and its privatization in 2007, the acquisitions by TD Banknorth of Hudson United Bancorp in 2006 and Interchange Financial Services Corporation in 2007, the Commerce acquisition in 2008 and the amortization of intangibles included in equity in net income of TD Ameritrade.
7 Effective August 1, 2008, as a result of recent deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. The Bank no longer intends to actively trade in these debt securities. Accordingly, the Bank reclassified certain debt securities from trading to AFS category in accordance with the Amendments to the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, Financial Instruments - Recognition and Measurement. As part of the Bank’s trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. This includes foreign exchange translation exposure related to the debt securities portfolio and the derivatives hedging it. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment and disclosed as an item of note. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2009 REPORT TO SHAREHOLDERS	7

8 As a result of the acquisition of Commerce and related restructuring and integration initiatives undertaken, the Bank incurred restructuring and integration charges. Restructuring charges consisted of employee severance costs, the costs of amending certain executive employment and award agreements and the write-down of long-lived assets due to impairment. Integration charges consisted of costs related to employee retention, external professional consulting charges and marketing (including customer communication and rebranding). In the Interim Consolidated Statement of Income, the restructuring and integration charges are included in non-interest expenses.
9 The Bank purchases CDS to hedge the credit risk in Wholesale Banking's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment. Adjusted results exclude the gains and losses on the CDS in excess of the accrued cost.
10 This represents the negative impact of the scheduled reductions in the income tax rate on reduction of net future income tax assets.
11 The provision for insurance claims related to a court decision in Alberta. The Alberta government's legislation effectively capping minor injury insurance claims was challenged and held to be unconstitutional. While the government of Alberta has appealed the decision, the ultimate outcome remains uncertain. As a result, the Bank accrued an additional actuarial liability for potential losses in the first quarter of 2008.
12 Upon the announcement of the privatization of TD Banknorth in November 2006, certain minority shareholders of TD Banknorth initiated class action litigation alleging various claims against the Bank, TD Banknorth and TD Banknorth officers and directors. The parties agreed to settle the litigation in February 2009 for $61.3 million (US$50 million) of which $3.7 million (US$3 million) had been previously accrued on privatization. A settlement approval hearing with the Court of Chancery in Delaware is scheduled for June 2009.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2009 REPORT TO SHAREHOLDERS	8

Reconciliation of Reported Earnings per Share (EPS) to Adjusted EPS[1]
	For the three months ended			For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
(Canadian dollars)	2009	2009	2008	2009	2008
Diluted - reported	$0.68	$0.82	$1.12	$1.50	$2.44
Items of note affecting income (as above)	0.55	0.52	0.16	1.08	0.29
Items of note affecting EPS only[2]	-	-	0.04	-	0.04
Diluted - adjusted	$1.23	$1.34	$1.32	$2.58	$2.77
Basic - reported	$0.68	$0.82	$1.12	$1.50	$2.46

[1]
EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period. As a result, the sum of the quarterly EPS may not equal to year-to-date EPS.

[2]
The diluted EPS figures do not include Commerce earnings for the month of April 2008 because there was a month lag between fiscal quarter ends until the prior quarter, while share issuance on transaction close resulted in a one-time negative earnings impact of 4 cents per share.

Amortization of Intangibles, Net of Income Taxes[1]
	For the three months ended			For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
(millions of Canadian dollars)	2009	2009	2008	2009	2008
Canada Trust	$39	$40	$37	$79	$58
TD Bank, N.A.	70	70	32	140	65
TD Ameritrade (included in equity in net income of an associated company)	16	15	17	31	33
Other	2	2	6	4	11
Amortization of intangibles, net of income taxes	$127	$127	$92	$254	$167

1   Amortization of intangibles is included in the Corporate segment.

Economic Profit and Return on Invested Capital
The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit is adjusted net income available to common shareholders less a charge for average invested capital. Average invested capital is equal to average common equity for the period plus the average cumulative after-tax goodwill and intangible assets amortized as of the reporting date. The rate used in the charge for capital is the equity cost of capital calculated using the capital asset pricing model. The charge represents an assumed minimum return required by common shareholders on the Bank’s invested capital. The Bank’s goal is to achieve positive and growing economic profit.
Return on invested capital (ROIC) is adjusted net income available to common shareholders divided by average invested capital. ROIC is a variation of the economic profit measure that is useful in comparison to the equity cost of capital. Both ROIC and the equity cost of capital are percentage rates, while economic profit is a dollar measure. When ROIC exceeds the equity cost of capital, economic profit is positive. The Bank’s goal is to maximize economic profit by achieving ROIC that exceeds the equity cost of capital.
Economic profit and ROIC are non-GAAP financial measures as these are not defined terms under GAAP. Readers are cautioned that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and therefore, may not be comparable to similar terms used by other issuers.
The following table reconciles between the Bank’s economic profit, ROIC and net income available to common shareholders - adjusted. Adjusted results, items of note and related terms are discussed in the ”How the Bank Reports” section.

Reconciliation of Economic Profit, Return on Invested Capital and Net Income Available to Common Shareholders - Adjusted
	For the three months ended			For the six months ended
(millions of Canadian dollars)	Apr. 30 2009	Jan. 31 2009	Apr. 30 2008	Apr. 30 2009	Apr. 30 2008
Average common equity	$36,120	$33,559	$25,593	$34,777	$23,599
Average cumulative goodwill/intangible assets amortized, net of income taxes	4,491	4,379	4,082	4,435	4,049
Average invested capital	$40,611	$37,938	$29,675	$39,212	$27,648
Rate charged for invested capital	10.0%	10.0%	9.3%	10.0%	9.3%
Charge for invested capital	$(990)	$(956)	$(679)	$(1,944)	$(1,279)
Net income available to common shareholders - reported	$577	$683	$841	$1,260	$1,803
Items of note impacting income, net of income taxes	471	437	121	908	211
Net income available to common shareholders - adjusted	$1,048	$1,120	$962	$2,168	$2,014
Economic profit	$58	$164	$283	$224	$735
Return on invested capital	10.6%	11.7%	13.2%	11.1%	14.6%

TD BANK FINANCIAL GROUP • SECOND QUARTER 2009 REPORT TO SHAREHOLDERS	9

FINANCIAL RESULTS OVERVIEW

Performance Summary
An overview of the Bank’s performance on an adjusted basis for the second quarter of 2009 against the financial shareholder indicators included in the 2008 Annual Report is outlined below. Shareholder performance indicators help guide and benchmark the Bank’s accomplishments. For the purposes of this analysis, the Bank utilizes adjusted earnings, which excludes items of note from the reported results that are prepared in accordance with GAAP. Reported and adjusted results and items of note are explained in the “How the Bank Reports” section.

•
Adjusted diluted earnings per share for the six months ended April 30, 2009 were down 7% from the same period last year, reflecting common and preferred equity issuance in fiscal 2009 to further strengthen the Bank’s capital position. The Bank’s goal is to achieve 7 - 10% adjusted earnings per share growth over the longer term. In the current environment, meeting this goal will be challenging in the short and medium term.

•	Adjusted return on risk-weighted assets (RWA) for the first six months of 2009 was 2.1% compared with 2.6% in the first half of 2008.
•	For the twelve months ended April 30, 2009, the total shareholder return was (25.2)% which was below the Canadian peer average of (17.7)%.

Impact of U.S. dollar on U.S. Personal and Commercial Banking and TD Ameritrade Translated Earnings
Our U.S. Personal and Commercial Banking segment earnings and TD Ameritrade equity pick-up are impacted by fluctuations in the U.S. dollar/Canadian dollar exchange rate.
Depreciation of the Canadian dollar had a favourable impact on our consolidated earnings for the quarter and for the six months ended April 30, 2009, compared with the corresponding periods of 2008, as shown in the table below.

Impact of U.S. Dollar on U.S. Translated Earnings
	For the three months ended	For the six months ended
	Apr. 30 2009 vs.	Apr. 30 2009 vs.
(millions of Canadian dollars)	Apr. 30 2008	Apr. 30 2008
U.S. Personal and Commercial Banking
Increased total revenue	$252	$483
Increased non-interest expenses	144	279
Increased net income	55	114
TD Ameritrade
Increased equity pick-up	$9	$24
Earnings per share impact	$0.06	$0.14

Net Income
Year-over-year comparison
Reported net income for the quarter was $618 million, a decrease of $234 million, or 27%, compared with the second quarter last year. Adjusted net income for the quarter was $1,089 million, an increase of $116 million or 12%. The increase in adjusted net income was due to higher earnings in U.S. Personal and Commercial Banking and Wholesale Banking, which was partially offset by lower earnings from the Wealth Management segment and greater loss in the Corporate segment. U.S. Personal and Commercial Banking adjusted net income increased largely due to earnings from Commerce since its acquisition on March 31, 2008. Wholesale Banking’s results in the quarter included strong trading revenues, led by interest rate and foreign exchange revenue, partially offset by net security losses in the public equity investment portfolio (Head Office Portfolio). Wealth Management net income decreased due to market declines in assets under management and assets under administration in mutual funds and advice-based businesses, net interest margin compression and lower earnings from TD Ameritrade due to lower underlying earnings related largely to lower net interest margins in the quarter. The Corporate segment reported an increased net loss driven by higher unallocated corporate expenses and the impact of a favourable tax item reported last year partially offset by net gains from securitization and net income relating to hedging and treasury activities.

Prior quarter comparison
Reported net income for the quarter decreased $94 million, or 13%, compared with the prior quarter. Adjusted net income for the quarter decreased $60 million or 5%. The decrease in adjusted net income was due to lower earnings in the Wholesale Banking, U.S. Personal and Commercial Banking and Wealth Management segments, which was partially offset by a lower net loss from the Corporate segment. Wholesale Banking decreased mainly due to lower trading revenue. U.S. Personal and Commercial Banking adjusted net income decreased largely due to seasonal factors and higher provision for credit losses (PCL) that were driven by a cyclical increase in bankruptcies and delinquencies. Wealth Management net income decreased due to a lower contribution from TD Ameritrade. The Corporate segment net loss was lower this quarter due largely to an increase in net securitization gains.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2009 REPORT TO SHAREHOLDERS	10

Year-to-date comparison
On a year-to-date basis, reported net income was $1,330 million, a decrease of $492 million, or 27%, compared with the same period last year. Year-to-date adjusted net income increased $205 million or 10%. The increase in adjusted net income was primarily driven by higher U.S. Personal and Commercial Banking net income due to the inclusion of Commerce and higher earnings from Wholesale Banking which was partially offset by lower earnings in the Wealth Management, Canadian Personal and Commercial Banking and Corporate segments. Wholesale Banking net income was primarily driven by higher trading revenue and an increase in client capital market activity. Wealth Management delivered lower earnings due to lower revenues in mutual funds and advice-based businesses driven by lower assets under management and assets under administration, lower interest income due to net interest margin compression and a decline in TD Ameritrade’s underlying earnings. Canadian Personal and Commercial Banking earnings decreased due to higher PCLs. Corporate segment net loss increased due the impact of retail hedging activity and costs related to increased corporate financing activity, higher unallocated corporate expenses and the impact of favourable tax items reported last year.

Net Interest Income
Year-over-year comparison
Net interest income for the quarter was $2,940 million, an increase of $1,082 million, or 58%, compared with the second quarter last year. The growth in net interest income was driven by the U.S. Personal and Commercial Banking, Wholesale Banking and Canadian Personal and Commercial Banking segments partially offset by Wealth Management. U.S. Personal and Commercial Banking net interest income increased primarily due to the inclusion of Commerce. Wholesale Banking net interest income increased primarily due to higher trading-related net interest income. Canadian Personal and Commercial Banking net interest income increased due to strong volume growth across most banking products, particularly in real-estate secured lending, partially offset by a 2 basis point (bps) decline in margin on average earning assets to 2.94%. Wealth Management net interest income decreased primarily due to net interest margin compression and lower margin loans.

Prior quarter comparison
Net interest income increased $212 million, or 8%, compared with the prior quarter. The growth in net interest income was driven by the U.S. Personal and Commercial Banking and Canadian Personal and Commercial Banking segments with partial offsets in the Wholesale Banking, Wealth Management and Corporate segments. U.S. Personal and Commercial Banking net interest income increased primarily due to strong volume growth across all products that was partially offset by a 4 bps decline in margin on average earning assets. Canadian Personal and Commercial Banking net interest income increased due to strong volume growth across most banking products and a 12 bps increase in margin on average earning assets. Wholesale Banking net interest income decreased, primarily due to lower trading-related net interest income. Wealth Management net interest income decreased primarily due to net interest margin compression and lower margin loans. Corporate segment net interest income increased due to higher net income related to treasury activities.

Year-to-date comparison
On a year-to-date basis, net interest income of $5,668 million increased $2,022 million, or 55%, compared with the same period last year. The growth was driven primarily by the U.S. Personal and Commercial Banking, Canadian Personal and Commercial Banking and Wholesale Banking segments partially offset by Wealth Management. U.S. Personal and Commercial Banking net interest income increased primarily due to the inclusion of Commerce. Canadian Personal and Commercial Banking net interest income increased primarily due to strong volume growth in lending and deposits which was partially offset by a 9 bps decline in margin on average earning assets to 2.88%. Wholesale Banking net interest income increased largely due to higher trading-related net interest income. Wealth Management net interest income decreased primarily due to net interest margin compression.

Other Income
Year-over-year comparison
Reported other income for the second quarter was $1,385 million, a decrease of $145 million, or 9%, compared with the second quarter of last year. Adjusted other income for the quarter was $1,612 million, an increase of $83 million or 5%. The growth was driven primarily by the U.S. Personal and Commercial Banking and Canadian Personal and Commercial Banking segments with partial offsets in the Wholesale Banking and Wealth Management segments. The increase in adjusted other income was driven by U.S. Personal and Commercial Banking, primarily due to the Commerce acquisition, as well as higher insurance and fee income in Canadian Personal and Commercial Banking. Other income in Wholesale Banking decreased primarily due to net security losses related to the equity investment portfolio that were recognized during the quarter. Wealth Management other income decreased as the impact of market declines in mutual funds and advice-based business asset levels were only partially offset by continued strength in trading volumes in our online brokerage business.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2009 REPORT TO SHAREHOLDERS	11

Prior quarter comparison
Reported other income decreased $37 million, or 3%, compared with the prior quarter. Adjusted other income decreased $110 million, or 6%. The decrease in adjusted other income was due to decreases in the Wholesale Banking, Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking segments. Wholesale Banking other income decreased due to lower trading revenue. Canadian Personal and Commercial Banking other income decreased primarily due to fewer calendar days in the current quarter, an adjustment related to the cost of Visa travel reward points and higher loss ratios in the insurance business. U.S. Personal and Commercial Banking other income decreased primarily due to lower fee income.
Year-to-date comparison
Reported other income of $2,807 million decreased $539 million, or 16%, compared with the same period last year. Year-to-date adjusted other income increased $14 million from the previous year. The increase in adjusted other income was due to an increase in the U.S. Personal and Commercial Banking segment which was partially offset by decreases in the Canadian Personal and Commercial Banking, Wholesale Banking and Wealth Management segments. The U.S. Personal and Commercial Banking increase was due to the inclusion of Commerce results. Canadian Personal and Commercial Banking other income decreased primarily due to an adjustment related to the cost of Visa travel reward points and higher loss ratios in the insurance business. The decrease in Wholesale Banking was driven by net security losses related to the public equity investment portfolio. Wealth Management experienced a small decline in other income driven by lower revenue in mutual funds and lower average fees.

Provision for Credit Losses
Year-over-year comparison
During the quarter, the Bank recorded PCL of $656 million, an increase of $424 million compared with the second quarter last year. The increase was primarily due to higher provisions in U.S. Personal and Commercial Banking and Canadian Personal and Commercial Banking, and an increase of $110 million in general allowance for credit losses related to the Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking segments.

Prior quarter comparison
PCL for the second quarter was up $119 million from the prior quarter. The increase was primarily due to higher provisions in the U.S. Personal and Commercial Banking and Canadian Personal and Commercial Banking segments, and an increase in general allowance for credit losses related to the Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking segments.

Year-to-date comparison
On a year-to-date basis, PCL of $1,193 million increased $706 million, or 145%. The increase was primarily due to higher provisions in the U.S. Personal and Commercial Banking and Canadian Personal and Commercial Banking segments, and an increase of $190 million in general allowance for credit losses related to the Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking segments.

Provision for Credit Losses
	For the three months ended			For the six months ended
(millions of Canadian dollars)	Apr. 30 2009	Jan. 31 2009	Apr. 30 2008	Apr. 30 2009	Apr. 30 2008
Net new specifics (net of reversals)	$446	$386	$244	$832	$511
Recoveries	(25)	(24)	(33)	(49)	(65)
Provision for credit losses - specifics	421	362	211	783	446
Change in general allowance for credit losses
VFC	22	21	16	43	31
U.S. Personal and Commercial Banking	103	74	5	177	9
Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking	110	80	-	190	-
Other	-	-	-	-	1
Total	$656	$537	$232	$1,193	$487

Non-Interest Expenses and Efficiency Ratio
Year-over-year comparison
Reported non-interest expenses for the quarter were $3,051 million, an increase of $845 million, or 38%, compared with the second quarter last year. Adjusted non-interest expenses of $2,745 million increased $704 million, or 34%. The increase in adjusted non-interest expense was primarily driven by growth in the operating business segments. U.S. Personal and Commercial Banking increased primarily due to the inclusion of Commerce. Wholesale Banking non-interest expenses increased, due primarily to higher variable compensation on stronger results, higher severance and investment in control and risk initiatives. Wealth Management non-interest expenses increased due to continued investment in the business partially offset by lower variable expenses. Canadian Personal and Commercial Banking non-interest expenses increased due to higher employee compensation and investments in branches.
The reported efficiency ratio was 70.6%, compared with 65.1% in the second quarter last year. The adjusted efficiency ratio remained unchanged from the same period last year at 60.3%.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2009 REPORT TO SHAREHOLDERS	12

Prior quarter comparison
Reported non-interest expenses increased $31 million, or 1%, compared with the prior quarter. Adjusted non-interest expenses increased $4 million, which was relatively unchanged, due to higher expenses in U.S. Personal and Commercial Banking, partially offset by lower expenses in Canadian Personal and Commercial Banking, Wholesale Banking and Wealth Management. U.S. Personal and Commercial Banking adjusted non-interest expenses increased primarily due to Federal Deposit Insurance Corporation (FDIC) premiums and timing of payroll benefits. Canadian Personal and Commercial Banking non-interest expenses decreased due to lower litigation costs. Wholesale Banking non-interest expenses decreased due to lower variable compensation and severance costs. Wealth Management non-interest expenses decreased due to lower variable compensation.
The reported efficiency ratio was 70.6%, compared with 72.8% in the prior quarter. The adjusted efficiency ratio was 60.3%, compared with 61.6% in the prior quarter.

Year-to-date comparison
On a year-to-date basis, reported non-interest expenses were $6,071 million, an increase of $1,637 million, or 37%, compared with the same period last year. The current year-to-date reported non-interest expenses included $183 million of restructuring and integration charges attributable to the Commerce acquisition. Adjusted non-interest expenses were $5,486 million, an increase of $1,338 million, or 32%. The increase in adjusted non-interest expense was primarily driven by growth in the operating business segments. U.S. Personal and Commercial Banking expenses increased due to the inclusion of Commerce. Canadian Personal and Commercial Banking expenses increased due to higher employee compensation. Wholesale Banking expenses increased primarily due to higher variable compensation and severance costs. Wealth Management expenses increased due to the continued investment in growing our advice-based businesses and related support staff.
The reported efficiency ratio was 71.6%, compared with 63.4% in the same period last year. The Bank’s adjusted efficiency ratio was 61.0%, compared with 59.5% in the same period last year.

Taxes
As discussed in the “How the Bank Reports” section, the Bank adjusts its reported results to assess each of its businesses and to measure overall Bank performance. As such, the provision for income taxes is stated on a reported and an adjusted basis.
The Bank’s reported effective tax rate was 5.7% for the second quarter, compared with 16.8% in the same quarter last year and (9.8)% in the prior quarter. On a year-to-date basis, the Bank’s effective tax rate was (1.9)%, compared with 19.1% in the same period last year. The negative reported effective tax rate was primarily caused by a significant decrease in reported net income before taxes, a proportionate increase in tax exempt income, and a lower effective tax rate on international operations.

Taxes
	For the three months ended						For the six months ended
(millions of Canadian dollars)		Apr. 30 2009		Jan. 31 2009		Apr. 30 2008		Apr. 30 2009		Apr. 30 2008
Income taxes at Canadian statutory income tax rate	$196	31.8%	$189	31.8%	$310	32.7%	$385	31.8%	$677	32.7%
Increase (decrease) resulting from:
Dividends received	(85)	(13.8)	(132)	(22.3)	(79)	(8.3)	(217)	(17.9)	(166)	(8.0)
Rate differentials on international operations	(117)	(19.0)	(134)	(22.5)	(69)	(7.3)	(251)	(20.7)	(153)	(7.4)
Other - net	41	6.7	19	3.2	(2)	(0.3)	60	4.9	37	1.8
Provision for (recovery of) income taxes and effective income tax rate - reported	$35	5.7%	$(58)	(9.8)%	$160	16.8%	$(23)	(1.9)%	$395	19.1%

The Bank’s adjusted effective tax rate was 17.7% for the quarter, compared with 19.7% in the same quarter last year and 14.3% in the prior quarter. On a year-to-date basis, the Bank’s adjusted effective tax rate was 16.0%, compared with 21.1% in the same period last year.

Reconciliation of Non-GAAP Provision for (Recovery of) Income Taxes
	For the three months ended			For the six months ended
(millions of Canadian dollars)	Apr. 30 2009	Jan. 31 2009	Apr. 30 2008	Apr. 30 2009	Apr. 30 2008
Provision for (recovery of) income taxes - reported	$35	$(58)	$160	$(23)	$395
Increase (decrease) resulting from items of note:
Amortization of intangibles	60	61	42	121	105
Change in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio	32	113	-	145	-
Restructuring and integration charges relating to the Commerce acquisition	27	39	18	66	18
Change in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	17	(1)	-	16	(13)
Other tax items	-	-	-	-	(20)
Provision for insurance claims	-	-	-	-	10
General allowance increase in Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking	33	25	-	58	-
Settlement of TD Banknorth shareholder litigation	19	-	-	19	-
Tax effect - items of note	188	237	60	425	100
Provision for income taxes - adjusted	$223	$179	$220	$402	$495
Effective income tax rate - adjusted[1]	17.7%	14.3%	19.7%	16.0%	21.1%

1	Adjusted effective income tax rate is adjusted provisions for income taxes as a percentage of adjusted net income before taxes.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2009 REPORT TO SHAREHOLDERS	13

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank’s operations and activities are organized around four key business segments operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD Banknorth and TD Bank, America's Most Convenient Bank; and Wholesale Banking, including TD Securities. The Bank’s other activities are grouped into the Corporate segment. Effective the third quarter of 2008, U.S. insurance and credit card businesses were transferred to the Canadian Personal and Commercial Banking segment, and the U.S. wealth management businesses to the Wealth Management segment for management reporting purposes to align with how these businesses are now being managed on a North American basis. Prior periods have not been reclassified as the impact was not material.
Results of each business segment reflect revenue, expenses, assets and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments the Bank notes that the measure is adjusted. Amortization of intangible expense is included in the Corporate segment. Accordingly, net income for the operating business segments is presented before amortization of intangibles, as well as any other items of note not attributed to the operating segments. For further details, see the “How the Bank Reports” section, the “Business Focus” section in the 2008 Annual Report and Note 30 to the 2008 Consolidated Financial Statements. For information concerning the Bank’s measures of economic profit and return on invested capital, which are non-GAAP financial measures, see the “Economic Profit and Return on Invested Capital” section. Segmented information also appears in Note 14.
Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results is reversed in the Corporate segment. The TEB adjustment for the quarter was $103 million, compared with $107 million in the second quarter last year, and $185 million in the prior quarter. On a year-to-date basis, the TEB adjustment was $288 million, compared with $242 million in the same period last year.
The Bank securitizes retail loans and receivables, and records a gain or loss on sale, including the setup of an asset related to the retained interests. Credit losses incurred on retained interests subsequent to securitization are recorded as a charge to other income in the Bank's consolidated financial statements. For segment reporting, the provision for credit losses (PCL) related to securitized volumes is included in the Canadian Personal and Commercial Banking segment but is reversed in the Corporate segment and reclassified as a charge to other income to comply with GAAP.

Canadian Personal and Commercial Banking
Canadian Personal and Commercial Banking net income for the quarter was $589 million, an increase of $7 million, or 1%, compared with the second quarter last year, and an increase of $5 million, or 1%, compared with the prior quarter. The annualized return on invested capital for the quarter was 28% compared to 29% in the second quarter last year and 27% in the prior quarter. Net income for the six months ended April 30, 2009 was $1,173 million, a decrease of $7 million, or 1%, compared with the same period last year. On a year-to-date basis the annualized return on invested capital was 27% compared to 29% for the same period last year.
Revenue for the quarter was $2,276 million, an increase of $142 million, or 7%, compared with the second quarter last year primarily due to strong volume growth across most banking products, particularly personal and business deposits, and real-estate secured lending. Inclusion of revenue from the U.S. insurance and credit card businesses since the third quarter of 2008 also contributed to the growth. Revenue decreased by $16 million, or 1%, compared with the prior quarter mainly due to fewer calendar days in the current quarter. Revenues this quarter benefited from continued strong volume growth and from margin improvement, largely offset by an adjustment related to the cost of Visa travel reward points and higher loss ratios in the insurance business. The latter was partly offset by gains due to a change in the insurance liabilities discount rate. Revenue on a year-to-date basis was $4,568 million, up $287 million, or 7%, compared with the same period last year. Margin on average earning assets decreased by 2 bps from 2.96% to 2.94% compared with the second quarter last year, but was up 12 bps compared with the prior quarter due to wider real estate secured lending margins, partially offset by narrower margins in term and business deposits. The margin on average earning assets on a year-to-date basis decreased by 9 bps to 2.88% when compared with the same period last year. Compared with the second quarter last year, personal deposits volume grew by $18.1 billion or 16.9%; real-estate secured lending volume (including securitizations) grew by $17.1 billion or 11.9%; and consumer loan volume grew by $2.4 billion or 13.5%. Business deposit volume increased by $6.6 billion, or 16.2%, and business loans and acceptances volume grew by $1.9 billion or 6.9%. Gross originated insurance premiums grew by $48 million or 8%.
PCL for the quarter was $286 million, an increase of $95 million, or 50%, compared with the second quarter last year. Personal banking PCL of $260 million was $85 million, or 49%, higher than the second quarter last year as deteriorating economic conditions led to higher provisions in unsecured lines of credit and credit cards. Business banking PCL was $26 million for the quarter, compared with $16 million in the second quarter last year. Annualized PCL as a percentage of credit volume was 0.54%, an increase of 15 bps, compared with the second quarter last year. PCL increased by $20 million, or 8%, compared with the prior quarter. Personal banking provisions increased $15 million, or 6%, compared with the prior quarter primarily due to higher bankruptcies. Business banking provisions increased by $5 million, compared with the prior quarter. PCL on a year-to-date basis was $552 million, an increase of $189 million, or 52%, compared with the same period last year. Personal banking provisions were $505 million, up $164 million, or 48%, and business banking provisions were $47 million, up $25 million, or 114%.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2009 REPORT TO SHAREHOLDERS	14

 Non-interest expenses for the quarter were $1,143 million, an increase of $48 million, or 4%, compared with the second quarter last year, but a decrease of $43 million, or 4%, compared to the prior quarter. Non-interest expenses on a year-to-date basis were $2,329 million, an increase of $138 million, or 6%, compared with the same period last year. Primary drivers of the year-over-year and year-to-date expense growth were higher employee compensation and inclusion of the U.S. insurance and credit card businesses. The decrease from the prior quarter was mainly due to fewer calendar days in the quarter and lower litigation costs. The average full time equivalent (FTE) staffing levels increased by 722, or 2%, compared with the second quarter last year and decreased by 182, or 1%, compared with the prior quarter. FTE staffing levels on a year-to-date basis increased by 726, or 2%, compared with the same period last year. The efficiency ratio for the current quarter was 50.2%, compared with 51.3% in the second quarter last year and 51.7% in the prior quarter. The efficiency ratio on a year-to-date basis was 51.0%, compared with 51.2% in the same period last year.
Business activity continues to be vulnerable to economic pressures. The outlook is for revenue growth to moderate in 2009 as volume growth slows in deposits. Revenue growth should continue to benefit from our leadership position in branch hours and continued new branch and marketing investments, as well as improved customer cross-sell and productivity improvements. PCL rates are expected to continue to reflect conditions in the Canadian economy. We anticipate that expenses will be higher relative to last year due to continued investments in new branches, higher employee compensation and benefit costs, and the inclusion of the U.S. insurance and credit card businesses.

Wealth Management
Wealth Management net income for the second quarter was $126 million, a decrease of $56 million, or 31%, compared with the second quarter last year, and a decrease of $26 million, or 17%, compared with the prior quarter. Net income in Global Wealth Management, which excludes TD Ameritrade, was $78 million, a decrease of $37 million, or 32%, compared with the second quarter last year, and an increase of $3 million, or 4%, compared with the prior quarter. The decline in net income from last year was driven by market declines in assets under management and assets under administration in mutual funds and advice-based businesses, lower average fees earned in mutual funds and net interest margin compression. This was partially offset by continued strength in trading volumes in our online brokerage business. The Bank’s reported investment in TD Ameritrade generated net income of $48 million, a decrease of $19 million, or 28%, compared with the second quarter last year and a decrease of $29 million, or 38%, compared with the prior quarter. TD Ameritrade experienced lower interest income due to net interest margin compression which was partially offset by continued increases in trading volumes and asset growth. For its second quarter ended March 31, 2009, TD Ameritrade reported net income of US$132 million, a decrease of $55 million, or 29%, compared with its second quarter last year and a decrease of $52 million, or 28%, compared with its prior quarter. Wealth Management’s annualized return on invested capital for the quarter was 11% compared to 19% in the second quarter last year and 13% in the prior quarter.
Net income for the six months ended April 30, 2009 was $278 million, a decrease of $120 million, or 30%, compared with the same period last year. The decrease in net income included results from the Bank’s investment in TD Ameritrade, which generated $125 million of net income compared with $155 million in the same period last year. Annualized return on invested capital on a year-to-date basis was 12%, compared to 21% in same period last year.
Revenue for the quarter was $528 million, which decreased by $30 million, or 5%, compared with the second quarter last year. The decrease was primarily due to lower revenues in mutual funds and advice-based businesses driven by lower assets under management and assets under administration, lower average fees, lower interest income due to net interest margin compression and lower margin loans. This was partially offset by strong trading volumes in our online brokerage business and the inclusion of the U.S. wealth management businesses effective the third quarter of 2008. Revenue remained flat compared with the prior quarter, primarily due to increased trading volumes in online brokerage and modest increases in assets offset by net interest margin compression, lower commissions per trade in online brokerage and lower average fees in mutual funds. Revenue on a year-to-date basis was $1,056 million, which decreased $72 million, or 6%, compared with the same period last year primarily due to lower revenues in mutual funds and advice-based businesses driven by lower assets under management and assets under administration, lower average fees and net interest margin compression, partially offset by higher trade volumes in online brokerage, increased new issues revenue and the inclusion of the U.S. wealth management businesses.
Non-interest expenses for the quarter were $414 million, an increase of $27 million, or 7%, compared with the second quarter last year, and a decrease of $5 million, or 1%, compared with the prior quarter. The increase from the second quarter of last year was primarily due to the inclusion of U.S. wealth management businesses and continued investment in the business, partially offset by lower variable expenses. The decrease compared with the previous quarter is primarily due to lower variable expenses and prudent expense management, partially offset by higher volume-related expenses. Non-interest expenses on a year-to-date basis were $833 million, an increase of $67 million, or 9%, compared with the same period last year. This increase was mainly due to the inclusion of U.S. wealth management businesses, the continued investment in growing the sales force in our advice-based businesses and related support staff, partially offset by lower variable expenses and prudent expense management.
The average FTE staffing levels increased by 782, or 13%, compared with the second quarter last year primarily due to the inclusion of 562 FTE from the U.S. wealth management businesses, new client-facing advisors and increased temporary processing staff to handle higher volumes. The increase of 127, or 2%, compared with the prior quarter was mainly due to new client-facing advisors and increased temporary processing staff to handle higher volumes. FTE staffing levels on a year-to-date basis increased by 713, or 12%, compared with the same period last year for the same reasons. The efficiency ratio for the current quarter was 78.4%, compared with 69.4% in the second quarter last year and 79.4% in the prior quarter. The efficiency ratio on a year-to-date basis was 78.9%, compared with 67.9% in the same period last year.
Assets under management of $168 billion at April 30, 2009 decreased by $2 billion, or 1%, from October 31, 2008, as the addition of net new client assets was more than offset by market declines. Assets under administration of $174 billion were flat compared with October 31, 2008, as market declines were offset by the addition of net new client assets.
We anticipate that current capital market and economic challenges in this low interest rate environment will continue to impact our results over the next few quarters. However, client engagement remains strong as evidenced by growth in new accounts and net new client assets. We will continue to manage expenses prudently while continuing our focused investment in client-facing advisors, products and technology to ensure future business growth.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2009 REPORT TO SHAREHOLDERS	15

Wealth Management
	For the three moths ended			For the six months ended
(millions of Canadian dollars)	Apr. 30 2009	Jan. 31 2009	Apr. 30 2008	Apr. 30 2009	Apr. 30 2008
Global Wealth[1]	$78	$75	$115	$153	$243
TD Ameritrade	48	77	67	125	155
Net income	$126	$152	$182	$278	$398

1  Effective the third quarter of 2008, the Bank transferred the U.S. wealth management businesses to the Wealth Management segment for management reporting purposes. Prior periods have not been reclassified as the impact was not material to segment results.

TD AMERITRADE Holding Corporation
As at April 30, 2009, the Bank’s reported investment in TD AMERITRADE Holding Corporation (TD Ameritrade) was 47.5% of the issued and outstanding shares of TD Ameritrade.
On February 18, 2009, TD Ameritrade announced a common stock repurchase program for an aggregate 34 million shares from its second largest shareholder. As a result of TD Ameritrade’s share repurchase activity, the Bank’s ownership position in TD Ameritrade increased to 47.5% as at April 30, 2009 from 44.9% as at January 31, 2009. This level of ownership interest is expected to be temporary as TD Ameritrade has announced that it plans to issue shares in connection with its acquisition of thinkorswim Group Inc. Upon completion of the issuance, the Bank intends to conduct additional sales as required to bring its ownership interest under the cap of 45% under the Stockholders' Agreement.
On March 2, 2009, the Bank took delivery of 27 million shares in settlement of its amended hedging arrangement with Lillooet Limited (Lillooet) at a hedged cost to the Bank of US$515 million. As Lillooet was consolidated in the Bank’s consolidated financial statements, the replacement of the amended hedge arrangement with the direct ownership of the 27 million shares had no material impact on the Bank.
The condensed financial statements of TD AMERITRADE Holding Corporation, based on its consolidated financial statements filed with the SEC, are provided as follows:

Condensed Consolidated Balance Sheet
		As at
(millions of U.S. dollars)	Mar. 31, 2009	Sep. 30, 2008
Assets
Receivable from brokers, dealers and clearing organizations	$2,079	$4,177
Receivable from clients, net of allowance for doubtful accounts	3,469	6,934
Other assets	7,566	4,841
Total assets	$13,114	$15,952
Liabilities
Payable to brokers, dealers and clearing organizations	$2,390	$5,770
Payable to clients	5,706	5,071
Other liabilities	2,234	2,186
Total liabilities	10,330	13,027
Stockholders' equity	2,784	2,925
Total liabilities and stockholders' equity	$13,114	$15,952

Condensed Consolidated Statement of Income
	For the three months ended		For the six months ended
(millions of U.S. dollars, except per share amounts)	Mar.31 2009	Mar. 31 2008	Mar. 31 2009	Mar. 31 2008
Revenues
Net interest revenue	$67	$138	$152	$287
Fee-based and other revenue	458	485	984	978
Total revenue	525	623	1,136	1,265
Expenses
Employee compensation and benefits	121	132	238	238
Other	180	191	373	371
Total expenses	301	323	611	609
Other income	-	-	-	1
Pre-tax income	224	300	525	657
Provision for income taxes	92	113	209	229
Net income[1]	$132	$187	$316	$428
Earnings per share - basic	$0.23	$0.31	$0.54	$0.72
Earning per share - diluted	$0.23	$0.31	$0.54	$0.71

1  The Bank’s equity share of net income of TD Ameritrade is subject to adjustments relating to amortization of intangibles.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2009 REPORT TO SHAREHOLDERS	16

U.S. Personal and Commercial Banking
As described in the “How the Bank Reports” section, effective this quarter the reporting periods of all units within U.S. Personal and Commercial Banking are now aligned with the Bank. Previously, the results for TD Banknorth and Commerce were reported on a one month lag. The results for this quarter represent the three months ended April 30, 2009. Net income of TD Banknorth and Commerce for January 2009 has been excluded from the results of U.S. Personal and Commercial Banking in this quarter.
U.S. Personal and Commercial Banking reported net income for the second quarter was $231 million, an increase of $131 million, or 131%, compared with the second quarter last year, and a slight decrease of $9 million, or 4%, compared with the prior quarter. Excluding restructuring and integration charges related to the Commerce acquisition, adjusted net income for the quarter was $281 million, an increase of $151 million, or 116%, compared with the second quarter last year, and a decrease of $26 million, or 8%, compared with the prior quarter. Much of the increase over the second quarter last year related to the earnings from Commerce since its acquisition on March 31, 2008. The annualized return on invested capital for the quarter was 5.3%, compared with 5.8% in the second quarter last year and 5.9% in the prior quarter.
Reported net income for the six months ended April 30, 2009 was $471 million, an increase of $244 million, or 107%, compared with the same period last year, while adjusted net income was $588 million, an increase of $331 million, or 129%, compared with the same period last year. This increase was primarily due to the earnings from Commerce since its acquisition. The annualized return on invested capital on a year-to-date basis was 5.6%, compared with 5.8% in the same period last year.
Revenue for the quarter was $1,281 million, an increase of $806 million, or 170%, compared with the second quarter last year, principally due to the Commerce acquisition and the translation effect of a weaker Canadian dollar. Revenue increased by $87 million, or 7%, over the prior quarter, partially due to the translation effect of a weaker Canadian dollar. In U.S. dollar terms, revenue increased 4% due to strong loan and deposit growth. Revenue on a year-to-date basis was $2,475 million, representing an increase of $1,548 million, or 167% (116% in U.S. dollar terms), compared with the same period last year, primarily due to the factors stated above. The margin on average earning assets of 3.58% decreased by 15 bps from the second quarter last year and decreased by 4 bps from the prior quarter. The slight decrease over the prior quarter is primarily due to lower spreads on deposits, partially offset by the benefit of increased prepayment rates on loans and securities. Margin on average earning assets on a year-to-date basis decreased by 21 bps from 3.81% to 3.60%, compared with the same period last year. In U.S. dollar terms, average loans grew by 3% and deposits grew by 5% over the prior quarter. The available-for-sale (AFS) securities portfolio totalled approximately $56 billion (US$47 billion) for the quarter, including a net unrealized loss of approximately $1.2 billion after tax (US$1.0 billion). A significant amount of this unrealized loss is attributed to the current lack of liquidity in financial markets, and we continue to monitor our position as market conditions change and we update our valuation models as new data becomes available. Compared with the prior quarter, the after-tax unrealized loss declined by $985 million, of which $226 million related to non-agency collateralized mortgage obligations.
PCL for the quarter was $201 million, an increase of $155 million, or 337%, compared with the second quarter last year and an increase of $62 million, or 45%, over the prior quarter. The PCL increases were largely due to higher levels of charge-offs and reserve increases resulting from loan risk rating downgrades, principally in commercial real estate. Net impaired loans totalled $688 million, an increase of $415 million, or 152%, over the second quarter of last year and an increase of $124 million, or 22%, from the prior quarter. The increase was largely due to net new formations resulting from continued weakness in the real estate markets and the recession in the U.S. Net impaired loans as a percentage of total loans and leases were 1.12%, compared with 0.59% as at the end of the second quarter last year and 0.92% at the end of the prior quarter. PCL on a year-to-date basis was $340 million, which increased by $268 million, or 372%, compared with the same period last year, primarily due to reasons listed above for the quarter.
Reported non-interest expenses for the quarter were $823 million, an increase of $529 million, or 180%, compared with the second quarter last year and an increase of $22 million, or 3%, compared with the prior quarter. Adjusted non-interest expenses for the quarter were $744 million, an increase of $498 million, or 202%, compared with the second quarter last year and an increase of $49 million, or 7%, compared with the prior quarter. Primary drivers of the expense growth over the prior year were the acquired Commerce franchise and the translation effect of a weaker Canadian dollar. The increase over the prior quarter was due to higher Federal Deposit Insurance Corporation (FDIC) deposit insurance premiums which increased for all banks in the U.S. effective January 1, 2009, and timing of employee benefit costs. Reported non-interest expenses on a year-to-date basis were $1,624 million which increased by $1,092 million, or 205%, compared with the same period last year. Adjusted non-interest expenses on a year-to-date basis were $1,439 million which increased by $955 million, or 197%, compared with the same period last year, primarily due to the Commerce acquisition and the translation effect of the weaker Canadian dollar. While staffing levels were significantly higher than in the second quarter of last year due to the Commerce acquisition, the average FTE staffing level declined by approximately 2% (excluding new store openings) since the acquisition of Commerce, primarily due to staff reductions related to integration efforts and branch consolidations. In fiscal 2009, 24 new stores have been opened compared with 13 in the April to September 2008 period representing the first six months of ownership of the Commerce franchise. The reported efficiency ratio for the quarter was 64.2%, compared with 61.9% in the second quarter last year and 67.1% in the prior quarter. The adjusted efficiency ratio for the quarter was 58.2%, compared with 51.7% in the second quarter last year and 58.2% in the prior quarter. The reported and adjusted efficiency ratios on a year-to-date basis were 65.6% and 58.1% respectively, compared with 57.4% and 52.2% respectively in the same period last year.
The banking environment in the U.S. is expected to remain challenging, and there remains uncertainty as to the continuing effects of the ongoing market issues related to the recession in the U.S. On May 22, 2009, the FDIC, in the U.S., finalized a five bps special assessment charge based on total assets less Tier 1 capital of an institution insured under the FDIC program as at June 30, 2009. The special assessment charge, of approximately US$50 million, is payable by the Bank on September 30, 2009. The final rule adopted also provides the FDIC authority to charge similar special assessments on December 31, 2009 and March 31, 2010, if needed, subject to additional FDIC Board approval at that time. We expect that the weak economy will continue to result in higher than normal PCLs and lower loan growth; however, the translation effect of the weaker Canadian dollar, attainment of synergies and strong expense control should help offset these.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2009 REPORT TO SHAREHOLDERS	17

Wholesale Banking
Wholesale Banking net income for the quarter was $173 million, an increase of $80 million, or 86%, compared with the second quarter of last year, primarily driven by strong interest rate and foreign exchange trading revenue and an increase in client activity, partially offset by significant realized net security losses in the public equity investment portfolio (Head Office Portfolio). Net income decreased by $92 million, or 35%, compared with prior quarter primarily due to lower trading revenue. The annualized return on invested capital for the quarter was 18% compared with 11% in the second quarter of last year and 22% in the prior quarter.
Net income for the six months ended April 30, 2009 was $438 million, an increase of $182 million, or 71%, compared with the same period last year. The annualized return on invested capital on a year-to-date basis was 20%, compared to 16% for the same period last year.
Wholesale Banking revenue was derived primarily from capital markets, investing and corporate lending activities. Revenue for the quarter was $620 million, an increase of $192 million, or 45%, compared with the second quarter last year and a decrease of $219 million, or 26%, compared with the prior quarter. Capital markets revenue increased from the second quarter last year primarily due to very strong interest rate and foreign exchange revenues, an increase in underwriting and equity commission revenues, and higher energy trading revenue. Strong interest rate and foreign exchange trading was mainly driven by an increase in customer flows, wider spreads, and favourable trading results. Underwriting and equity commission revenues increase was driven by higher capital market activity. Energy trading revenue increased primarily due to higher client-related transaction revenues and good trading results. Effective August 1, 2008, Wholesale Banking reclassified certain debt securities in its credit trading business from trading to AFS. The AFS portfolio generated a small, positive contribution in the second quarter driven mainly by net spread earned on the portfolio. While the portfolio had securities losses related to defaults by four bond issuers during the quarter, these losses were fully offset by gains on credit protection held. Revenue declined from the prior quarter primarily due to lower interest rate and foreign exchange trading revenue coming off a record quarter and lower client-driven equity transaction revenues, partially offset by higher credit and energy trading revenues. The prior quarter also included a recovery from the cancellation of a loan commitment. Earlier this year, Wholesale Banking made a strategic decision to exit its public equity investment portfolio. Approximately two thirds of the portfolio was sold during the quarter which led to significant realized security losses. The public equity investment portfolio generated net security gains in the same quarter last year and moderately lower net security losses in the prior quarter. Corporate lending revenues increased compared with the second quarter last year and the prior quarter primarily due to higher margins. Revenue on a year-to-date basis was $1,459 million, an increase of $423 million, or 41% compared with the same period last year primarily due to strong trading revenues and an increase in fee revenues related to higher client activity, partially offset by significant realized net security losses in the public equity investment portfolio.
PCL is composed of specific provisions for credit losses and accrual costs for credit protection. PCL for the quarter was $59 million, compared with $10 million in the second quarter of last year and $66 million in the prior quarter. The provision for the quarter included a specific allowance of $48 million related to one credit exposure in the corporate lending portfolio and the cost of credit protection. The provision for the second quarter last year reflected the cost of credit protection. The provision for the prior quarter included specific allowances of $56 million related to credit exposures in the corporate lending and merchant banking portfolios and the cost of credit protection. PCL on a year-to-date basis was $125 million, an increase of $59 million, or 89%, compared with the same period last year. Wholesale Banking continues to actively manage the credit risk in the corporate loan portfolio and currently holds $2.4 billion in notional credit default swap (CDS) protection.
Non-interest expenses for the quarter were $356 million, an increase of $65 million, or 22%, compared with the second quarter of last year due primarily to higher variable compensation on stronger results, higher severance and investment in control and risk initiatives. Non-interest expenses decreased $32 million, or 8%, from the prior quarter primarily due to lower variable compensation and severance costs. Non-interest expenses on a year-to-date basis were $744 million, an increase of $132 million, or 22%, compared with the same period last year, primarily due to higher variable compensation and severance costs.
Overall, the Wholesale Bank had a very strong quarter. Our integrated, client focused franchise strategy for TD Securities generated strong results. In addition, the continued focus on strategic use of capital resulted in a significant reduction in risk weighted assets. Wholesale Banking continued to make good progress in reducing credit trading positions outside North America and total exposures are down significantly from the end of last year. There was also significant progress made with our decision to exit from the public equity investment portfolio which we expect to be substantially complete in the third quarter. While Wholesale had strong first half results, we do not expect this run rate to continue for the second half. We expect the operating environment to remain volatile and challenging which may lead to lower trading revenues, additional PCL and further investment security write-downs. Key priorities for 2009 include solidifying our position as a top-three dealer in Canada, growing our client driven franchise businesses and completing the repositioning of the credit trading business.

Corporate
Corporate segment’s reported net loss for the quarter was $501 million, compared with a reported net loss of $105 million in the second quarter last year and a reported net loss of $529 million in the prior quarter. The adjusted net loss for the quarter was $80 million, an increase in net loss of $66 million compared with the second quarter last year and a decrease in net loss of $79 million from the previous quarter. Compared with the second quarter last year, the higher adjusted net loss was driven by an increase in unallocated corporate expenses, decreased revenues and a non-recurring tax benefit reported last year, which were partially offset by net gains from securitization and net income from other treasury activities. Compared with the previous quarter, the lower adjusted net loss was primarily attributable to an increase in net securitization gains, higher net income from other treasury activities and lower costs related to corporate financing activity that were partially offset by the impact of unallocated corporate expenses and decreased revenues in the current quarter.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2009 REPORT TO SHAREHOLDERS	18

The reported net loss for the six months ended April 30, 2009 was $1,030 million compared with a net loss of $239 million in the same period last year. The adjusted net loss on a year-to-date basis was $239 million, an increase in net loss of $181 million compared with last year and was primarily attributable to a non-recurring tax benefit reported last year, retail hedging activities, costs associated with corporate financing activity and higher unallocated corporate items.
The difference between reported and adjusted net loss for the Corporate segment was due to items of note as outlined below. These items are described more fully on page 6.

	For the three months ended			For the six months ended
(millions of Canadian dollars)	Apr. 30 2009	Jan. 31 2009	Apr. 30 2008	Apr. 30 2009	Apr. 30 2008
Corporate segment net loss - reported	$(501)	$(529)	$(105)	$(1,030)	$(239)
Items of note affecting net loss, net of income taxes:
Amortization of intangibles	127	127	92	254	167
Change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio	134	200	-	334	-
Change in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	44	(12)	(1)	32	(26)
Other tax items	-	-	-	-	20
Provision for insurance claims	-	-	-	-	20
General allowance increase in Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking	77	55	-	132	-
Settlement of TD Banknorth shareholder litigation	39	-	-	39	-
Total items of note	421	370	91	791	181
Corporate segment net loss - adjusted	$(80)	$(159)	$(14)	$(239)	$(58)

Decomposition of items included in net loss - adjusted
Net securitization	40	(33)	(1)	7	(14)
Unallocated Corporate expenses	(69)	(60)	(43)	(129)	(108)
Other	(51)	(66)	30	(117)	64
Corporate segment net loss - adjusted	$(80)	$(159)	$(14)	$(239)	$(58)

BALANCE SHEET REVIEW

Total assets of the Bank were $575 billion as at April 30, 2009, $12 billion, or 2%, higher than at October 31, 2008. The net increase reflected a $25 billion increase in securities and a $10 billion increase in loans (net of allowance for loan losses), partially offset by an $11 billion decrease in securities purchased under reverse repurchase agreements, an $8 billion decrease in other assets and a $5 billion decrease in interest-bearing deposits with other banks. Translation effect of the weaker Canadian dollar caused the value of assets in our U.S. Personal and Commercial Banking segment to increase by $16 billion; the impact of this growth and higher business volumes in the U.S. Personal and Commercial Banking segment were more than offset by lower balances in our Wholesale Banking segment.

Securities increased largely due to a $21 billion increase in AFS securities primarily related to growth in the U.S. Personal and Commercial Banking segment due to reinvestment of balances previously invested in securities purchased under reverse repurchase agreements, Canadian dollar translation impact of $6 billion and business growth.

Loans (net of allowance for loan losses) increased by $10 billion due to the translation effect of the weaker Canadian dollar and volume growth primarily in the Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking segments. Consumer installment and other personal loans increased by $7 billion, business and government loans in U.S. Personal and Commercial Banking increased by $7 billion while residential mortgages in Canadian Personal and Commercial Banking decreased by $6 billion due to an increase in securitization activity.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2009 REPORT TO SHAREHOLDERS	19

Other assets declined by $8 billion due to a $9 billion decrease in the market value of derivatives primarily in Wholesale Banking; offset partially by a $2 billion increase in goodwill primarily due to foreign exchange adjustments relating to previous U.S. acquisitions.

Total liabilities of the Bank were $535 billion as at April 30, 2009, $4 billion, or 1%, higher than at October 31, 2008. The net increase was composed primarily of a $26 billion increase in total deposits and a $23 billion decrease in other liabilities. Translation effect of the weaker Canadian dollar caused the value of liabilities in U.S. Personal and Commercial Banking to increase by $14 billion; the impact of this growth and higher business volumes in this segment were more than offset by lower balances in our Wholesale Banking segment.

Deposits increased $26 billion, or 7%, primarily due to a $23 billion increase in personal deposits driven by the translation effect of the weaker Canadian dollar in the U.S. Personal and Commercial Banking segment and volume increases in the Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking segments; a $3 billion increase in business and government deposits, primarily driven by volume increases in the Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking segments which were offset by decreases in Wholesale Banking volumes.

Other liabilities decreased $23 billion, or 16%, due to a $12 billion decrease in obligations related to securities sold under repurchase agreements in Wholesale Banking, a $6 billion increase in Wholesale Banking derivatives due to volatility in currency and interest rate markets and a $5 billion decrease in obligations related to securities sold short.

Common shares and preferred shares increased $3 billion year-to-date, primarily due to the new share issuances of $1.4 billion and $1.5 billion, respectively.

CREDIT PORTFOLIO QUALITY

Gross impaired loans were $1,875 million at April 30, 2009, $718 million higher than at October 31, 2008, largely attributable to a $442 million increase in U.S. Personal and Commercial Banking (of which approximately $116 million was the foreign exchange effect), a $133 million increase in personal impaired loans in Canadian Personal and Commercial Banking, and a $104 million increase in Wholesale Banking.
Net impaired loans as at April 30, 2009, after deducting specific allowances, totalled $1,358 million, compared with $805 million as at October 31, 2008.
The allowance for credit losses of $2,178 million as at April 30, 2009 was comprised of total specific allowances of $517 million and a general allowance of $1,661 million. Specific allowances increased by $165 million from October 31, 2008. The total general allowance as at April 30, 2009 was up by $477 million, compared with October 31, 2008, mainly due to a $190 million increase in the general allowance for the Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking segments, and increases in allowance related to the U.S. Personal and Commercial Banking segment. The Bank establishes general allowances to recognize losses that management estimates to have occurred in the portfolio at the balance sheet date for loans or credits not yet specifically identified as impaired.

Changes in Gross Impaired Loans and Acceptances
	For the three months ended			For the six months ended
	Apr. 30	Oct. 31	Apr. 30	Apr. 30	Apr. 30
(millions of Canadian dollars)	2009	2008	2008	2009	2008
Balance at beginning of period	$1,543	$1,001	$818	$1,157	$569
Impact due to reporting-period alignment of U.S. entities[1]	57	-	-	57	-
Additions	927	616	575	1,917	1,234
Return to performing status, repaid or sold	(294)	(243)	(234)	(591)	(431)
Write-offs	(334)	(247)	(258)	(707)	(470)
Foreign exchange and other adjustments	(24)	30	8	42	7
Balance at end of period	$1,875	$1,157	$909	$1,875	$909

Allowance for Credit Losses
	As at
	Apr. 30	Oct. 31	Apr. 30
(millions of Canadian dollars)	2009	2008	2008
Specific allowance - on-balance sheet loans	$517	$352	$255
General allowance for - on-balance sheet loans	1,399	1,184	1,114
- off-balance sheet instruments[2]	262	-	-
Total general allowance	1,661	1,184	1,114
Allowance for credit losses	$2,178	$1,536	$1,369

Impaired loans net of specific allowance	$1,358	$805	$654
Net impaired loans as a percentage of net loans	0.6%	0.3%	0.3%
Provision for credit losses as a percentage of net average loans (quarterly ratio)	1.12%	0.49%	0.48%

1   As a result of the reporting-period alignment of U.S. entities as described in the “How the Bank Reports” section, the impact on gross impaired loans for January 2009 comprised of additions to impaired loans of $153 million; return to performing status, repaid or sold of $66 million; write-offs of $35 million; and foreign exchange and other adjustments of $5 million.
2   Effective April 30, 2009, the allowance for credit losses for off-balance sheet instruments is recorded in other liabilities. Prior period balances have not been reclassified.

Non-prime Loans
As at April 30, 2009, VFC had approximately $1.3 billion (October 31, 2008: $1.2 billion) gross exposure to non-prime loans which mainly consist of automotive loans originated in Canada. The credit loss rate, defined as the average PCL divided by the average month-end loan balance, which is an indicator of credit quality, is approximately 6% (October 31, 2008: approximately 6%) on an annual basis. The portfolio continues to perform as expected. These loans are recorded at amortized cost.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2009 REPORT TO SHAREHOLDERS	20

SECURITIES PORTFOLIO

Exposure to Non-Agency Collateralized Mortgage Obligation (CMO)
As at April 30, 2009, the amortized cost of the non-agency CMOs held by the Bank was US$8.1 billion ($9.7 billion), compared with US$8.7 billion ($9.3 billion) as at October 31, 2008. These securities are collateralized primarily by Alt-A and Prime Jumbo mortgages most of which are prepayable, fixed-rate mortgages without rate reset features. At the acquisition date, this portfolio was recorded at fair value and classified as available-for-sale. The fair value at acquisition became the new cost basis for these securities. See Note 31 to the 2008 Consolidated Financial Statements for more details. At the time of the acquisition and at the end of the third quarter of 2008, the CMO portfolio was recognized at fair value using broker quotes. The liquidity in the market for these securities has decreased since then, and the market has become inactive. The trading volume for these securities has declined significantly relative to historical levels. There has been a significant widening of the bid-ask spread and there are only a small number of bidders for these securities in the market. Determination of whether a market is inactive requires judgement, and the above factors are indicators of an inactive market. In current markets, the broker quotes cannot be considered as a primary source of valuation. Subsequent to the third quarter of 2008, the Bank fair valued these securities using a valuation technique which maximizes the use of observable inputs including broker quotes. The valuation technique uses assumptions a market participant would use in valuing these securities. The valuation model determines the fair value by discounting the expected cash flows using a risk-adjusted interest rate curve that incorporates a liquidity premium derived from various indices observable in the active market. The broker quotes for securities in the portfolio are another input to the valuation model. The contractual cash flows are adjusted for expected prepayments and credit losses to determine the expected cash flows.
During the quarter, the Bank re-securitized a portion of the non-agency CMO securities portfolio. As part of the on-balance sheet re-securitization, new credit ratings were obtained for the re-securitized securities that better reflect the discount on acquisition and the Bank’s risk inherent on the entire portfolio. As a result, 80% of the non-agency CMO securities are now rated AAA for regulatory capital reporting. The net capital benefit of the re-securitization transaction is reflected in the changes in risk-weighted assets and in the securitization deductions from Tier 1 and Tier 2 capital. For accounting purposes, the Bank retained a majority of the beneficial interests in the re-securitized securities resulting in no financial statement impact. The Bank’s assessment of an other-than-temporary impairment for these securities is not impacted by the change in the credit ratings.
The fair value of the portfolio as at April 30, 2009 was US$6.9 billion ($8.2 billion). The decline in fair value of the non-agency CMO portfolio was not considered to be an other-than-temporary impairment and therefore, an impairment loss was not recognized. Determination of whether an other-than-temporary impairment exists requires judgement. The decline in the fair value of these securities subsequent to acquisition was mainly due to the current liquidity crisis in the market. An other-than-temporary impairment is recognized for these securities when the fair value is significantly below the cost for a prolonged period of time with no expectation of recovery by maturity. The Bank continues to validate its view on the expected credit loss by assessing the inputs, such as the projected default rate, the loss given default rate and housing price decline used in the determination of the expected credit loss. The Bank’s view on the expected credit loss on these securities determined on acquisition has not changed. The following table discloses the fair value of the securities by vintage year:

Non-Agency Alt-A and Prime Jumbo CMO Securities by Vintage Year
	As at Apr. 30, 2009
	Alt-A		Prime Jumbo		Total
(millions of U.S. dollars)	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value
2003	$418	$388	$715	$658	$1,133	$1,046
2004	696	619	818	763	1,514	1,382
2005	956	750	1,877	1,635	2,833	2,385
2006	535	377	733	606	1,268	983
2007	794	594	579	493	1,373	1,087
Total securities[1]	$3,399	$2,728	$4,722	$4,155	$8,121	$6,883

	As at Oct. 31, 2008
	Alt-A		Prime Jumbo		Total
(millions of U.S. dollars)	Amortized Cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value
2003	$423	$360	$775	$664	$1,198	$1,024
2004	759	626	972	850	1,731	1,476
2005	979	787	2,031	1,711	3,010	2,498
2006	549	429	819	656	1,368	1,085
2007	818	644	587	478	1,405	1,122
Total securities	$3,528	$2,846	$5,184	$4,359	$8,712	$7,205

[1]	These securities are mainly investment grade with ratings of BBB and above for accounting purposes and do not reflect the re-securitization transaction.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2009 REPORT TO SHAREHOLDERS	21

CAPITAL POSITION

The Bank’s capital ratios are calculated using the guidelines of the Office of the Superintendent of Financial Institutions Canada (OSFI), which are based under the “International Convergence on Capital Measurement and Capital Standards - A Revised Framework” (Basel II) issued by the Basel Committee on Banking Supervision. Effective April 30, 2009, for accounting purposes, and effective October 31, 2008 for regulatory reporting purposes, the one month lag in reporting of TD Banknorth and Commerce financial position and results was eliminated by using the same period end as the rest of the Bank. Prior to October 31, 2008, regulatory capital was calculated incorporating TD Banknorth and Commerce on a one month lag. Further, effective October 31, 2008, for regulatory purposes only, the Bank’s investment in TD Ameritrade is translated using the period end foreign exchange rate of the Bank.
Under Basel II, risk-weighted assets (RWA) are calculated for each of credit risk, market risk and operational risk, as shown below:

Risk-Weighted Assets
	As at
(millions of Canadian dollars)	Apr. 30, 2009	Oct. 31, 2008	Apr. 30, 2008
Risk-weighted assets for:
Credit risk	$167,836	$177,552	$147,617
Market risk	7,737	9,644	7,140
Operational risk	24,172	24,554	23,878
Total risk-weighted assets	$199,745	$211,750	$178,635

OSFI's target Tier 1 and Total capital ratios for Canadian banks are 7% and 10%, respectively. Effective November 1, 2008, substantial investments held prior to January 1, 2007, which were previously deducted from Tier 2 capital, are deducted 50% from Tier 1 capital and 50% from Tier 2 capital. Insurance subsidiaries continue to be deconsolidated and reported as a deduction from Tier 2 capital.
As at April 30, 2009, the Bank’s Tier 1 capital ratio was 10.9%, compared with 9.8%  as at October 31, 2008. The increase was primarily a result of capital issuances, including common shares, preferred shares and innovative Tier 1 capital securities and a decline in RWA, largely in Wholesale Banking, partially offset by the 50/50 deduction discussed above. The Total capital ratio was 14.1% as at April 30, 2009, compared with 12.0% as at October 31, 2008. The increase was largely due to lower RWA and capital issuances.
The Bank continues to hold sufficient capital levels to ensure that flexibility is maintained to grow operations, both organically and through strategic acquisitions. The strong capital ratios are the result of the Bank’s internal capital generation, management of the balance sheet and periodic issuance of capital securities.
For further details of equity and preferred share issuances, see Notes 5, 6 and 8 to the Interim Consolidated Financial Statements. For further details of regulatory capital, see Note 9 to the Interim Consolidated Financial Statements.

MANAGING RISK

EXECUTIVE SUMMARY
Financial services involve prudently taking risks in order to generate profitable growth. At the Bank, our goal is to earn a stable and sustainable rate of return for every dollar of risk we take, while putting significant emphasis on investing in our businesses to ensure we can meet our future growth objectives. Our businesses thoroughly examine the various risks to which they are exposed and assess the impact and likelihood of those risks. We respond by developing business and risk management strategies for our various business units, taking into consideration the risks and business environment in which we operate. Through our businesses and operations, we are exposed to a broad number of risks that have been identified and defined in our Enterprise Risk Framework. This framework outlines appropriate risk oversight processes and the consistent communication and reporting of key risks that could hinder the achievement of our business objectives and strategies. Our risk governance structure and risk management approach have not substantially changed from that described in our 2008 Annual Report. Certain risks have been outlined below. For a complete discussion of our risk governance structure and our risk management approach, see our 2008 Annual Report.
The shaded sections of this MD&A, included on pages 21 to 23, represent a discussion relating to credit, market and liquidity risks and form an integral part of the Interim Consolidated Financial Statements for the period ended April 30, 2009.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2009 REPORT TO SHAREHOLDERS	22

CREDIT RISK

Gross credit risk exposures, measured before credit risk mitigants, are given below:

Credit Risk Exposures1 - Standardized and AIRB Approaches
	As at Apr. 30, 2009			As at Oct. 31, 2008
(millions of Canadian dollars)	Standardized[2]	AIRB	Total	Standardized[2]	AIRB	Total
Retail
Residential secured	$10,377	$134,310	$144,687	$7,733	$134,930	$142,663
Qualifying revolving retail	-	40,714	40,714	-	41,461	41,461
Other retail	17,193	22,157	39,350	15,386	20,415	35,801
Total retail	27,570	197,181	224,751	23,119	196,806	219,925
Non-retail
Corporate	50,947	99,827	150,774	44,991	113,119	158,110
Sovereign	397	56,762	57,159	305	57,856	58,161
Bank	15,206	80,908	96,114	8,302	91,635	99,937
Total non-retail	66,550	237,497	304,047	53,598	262,610	316,208
Gross credit risk exposures	$94,120	$434,678	$528,798	$76,717	$459,416	$536,133

1   Gross credit risk exposures represent Exposure at default and are before the effects of credit risk mitigation. This table excludes securitization and equity exposures.
2   Beginning the first quarter of 2009, credit risk exposures from the Commerce acquisition are reported using the Standardized approach, previously reported within the Standardized approach using the Interim Approach to Reporting.

MARKET RISK

The graph below discloses daily Value-at-Risk (VaR) usage and trading-related income[1] within the Wholesale Banking segment. For the quarter ended April 30, 2009 trading-related income was positive for 85.9% of the trading days. Losses in the quarter did not exceed VaR on any trading day.

1 Trading-related income is the total of net interest income on trading positions reported in net interest income and trading income reported in other income. Trading-related revenue in the graph above excludes revenue related to changes in the fair value of loan commitments. Similarly, the commitments are not included in the VaR measure as they are not managed as trading positions. In the prior quarter, there was a significant recovery realized on the cancellation of a loan commitment due to specific circumstances related to the borrower.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2009 REPORT TO SHAREHOLDERS	23

The following table presents the end of quarter, average, high and low Total VaR usage.
Value-at-Risk Usage
	For the three months ended						For the six months ended
	Apr. 30 20099				Jan. 31 2009	Apr. 30 2008	Apr. 30 2009	Apr. 30 2008
(millions of Canadian dollars)	As at	Average	High	Low	Average	Average	Average	Average
Interest rate and credit spread risk	$21.3	$25.2	$36.4	$18.1	$31.4	$26.3	$28.3	$21.1
Equity risk	10.3	8.2	12.9	4.6	13.1	10.2	10.6	7.7
Foreign exchange risk	2.4	5.2	9.1	2.1	4.2	2.4	4.7	2.5
Commodity risk	0.6	0.9	2.1	0.5	1.0	1.6	1.0	1.3
Debt specific risk	29.3	39.4	50.1	29.3	49.2	31.2	44.2	25.2
Diversification effect[1]	(30.0)	(32.1)	n/m2	n/m2	(38.9)	(29.8)	(35.4)	(24.9)
Total Value-at-Risk	$33.9	$46.8	$58.7	$33.9	$60.0	$41.9	$53.4	$32.9

1   The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.
2   Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Interest Rate Risk

The following graph shows our interest rate risk exposure (as measured by Economic Value at Risk (EVaR)) on all non-trading assets, liabilities and derivative instruments used for interest rate risk management.

The Bank uses derivative financial instruments, wholesale instruments and other capital market alternatives and, less frequently, product pricing strategies to manage interest rate risk. As at April 30, 2009, an immediate and sustained 100 bps increase in interest rates would have decreased the economic value of shareholders’ equity by $82.8 million after tax. An immediate and sustained 100 bps decrease in interest rates would have reduced the economic value of shareholders’ equity by $197.4 million after tax.
The following table shows the sensitivity of the economic value of shareholders’ equity (after tax) by currency for those currencies where the Bank has material exposure.

Sensitivity of After-tax Economic Value at Risk by Currency
	As at Apr. 30, 2009		As at Oct. 31, 2008
(millions of Canadian dollars)	100 bps increase	100 bps decrease	100 bps increase	100 bps decrease
Canadian dollar	$(10.2)	$(58.1)	$(0.4)	$(27.0)
U.S. dollar	(72.6)	(139.3)	(122.4)	(2.0)

TD BANK FINANCIAL GROUP • SECOND QUARTER 2009 REPORT TO SHAREHOLDERS	24

LIQUIDITY RISK
As a financial organization, we must always ensure that we have access to enough readily-available funds to cover our financial obligations as they come due, and to sustain and grow our assets and operations under both normal and stress conditions. In the event of a funding disruption, we need to ensure we have sufficient liquid assets to continue to function. The process that ensures adequate access to funds is known as the management of liquidity risk.
Our overall liquidity requirement is defined as the amount of liquidity we need to fund expected cash outflows, as well as a prudent liquidity reserve to fund potential cash outflows in the event of a disruption in the capital markets or other event that could affect our access to liquidity. We do not rely on short-term wholesale funding for purposes other than funding marketable securities or short-term assets.
To define the amount of liquidity that must be held at all times for a specified minimum period, we use a conservative base-case scenario stress test. This scenario ensures that we have sufficient liquidity to cover 100% of our unsecured wholesale debt coming due, potential retail and commercial deposit run-off and forecasted operational requirements. In addition, we provide for coverage of Bank-sponsored funding programs, such as Bankers’ Acceptances we issue on behalf of clients, and Bank-sponsored asset-backed commercial paper (ABCP). We also use an extended liquidity coverage test to ensure that we can fund our operations on a fully secured basis for a period up to one year.
To meet liquidity requirements, we hold assets that can be readily converted into cash. Assets must be currently marketable, of sufficient credit quality and available for sale to be considered readily convertible into cash. Liquid assets are represented in a cumulative liquidity gap framework based on settlement timing and market depth. Assets that are not available without delay because they are needed for collateral or other similar purposes are not considered readily convertible into cash.
While each of our major operations has responsibility for the measurement and management of its own liquidity risks, we also manage liquidity on an enterprise-wide basis to ensure consistent and efficient management of liquidity risk across all of our operations. On April 30, 2009, our consolidated surplus liquid-asset position for up to 90 days, as measured under our base-case scenario, was $3.7 billion, compared with a surplus liquid-asset position of $16.4 billion on January 31, 2009. The $12.7 billion decrease in surplus liquid-asset position over the three month period ended April 30, 2009 was attributable primarily to changes in the liquidity value used for certain Wholesale Banking assets due to changes in market conditions. Our surplus liquid-asset position is our total liquid assets less our unsecured wholesale funding requirements, potential non-wholesale deposit run-off and contingent liabilities coming due in 90 days.
The base-case scenario models a Bank-specific liquidity stress event and assumes normal levels of asset liquidity in the markets. In response to conditions recently experienced in global financial markets which significantly affected liquidity, Asset/Liability Committee (ALCO) and the Risk Committee of the Board approved managing to a Systemic Market Event liquidity stress test scenario as directed by the Global Liquidity Risk Management policy. Building on the base-case scenario described above, the Systemic Market Event scenario further adjusts asset liquidity to reflect both the stressed conditions in the current market environment as well as the availability of high quality, unencumbered Bank-owned assets eligible as collateral under secured borrowing programs such as the Bank of Canada Term Purchase and Resale Agreement (PRA) and National Housing Act Mortgage-Backed Securities (NHA MBS) auction programs and other central bank programs. In addition, we assume coverage of increased contingent requirements for potential draws on committed line of credit facilities. Our policy requires that a surplus liquid-asset position be maintained for all measured time periods up to 90 days. As of April 30, 2009, we reported a positive surplus as required.
We have contingency plans in place to provide direction in the event of a liquidity crisis.
We also regularly review the level of increased collateral our trading counterparties would require in the event of a downgrade of the Bank’s credit rating. The impact of a one notch downgrade would be minimal and could be readily managed in the normal course of business.
In response to current conditions in global financial markets affecting liquidity, the Global Liquidity Forum meets frequently and closely monitors global funding market conditions and potential impacts to our funding access on a daily basis.

OFF-BALANCE SHEET ARRANGEMENTS
The Bank carries out certain business activities via arrangements with special purpose entities (SPEs). We use SPEs to obtain sources of liquidity by securitizing certain of the Bank’s financial assets, to assist our clients in securitizing their financial assets and to create investment products for our clients. SPEs may be organized as trusts, partnerships or corporations and they may be formed as qualifying special purpose entities (QSPEs) or variable interest entities (VIEs). When an entity is deemed a VIE, the entity must be consolidated by the primary beneficiary. Consolidated SPEs have been presented in the Bank’s Consolidated Balance Sheet.

Securitization of Bank-Originated Assets
The Bank securitizes residential mortgages, personal loans and commercial mortgages to enhance its liquidity position, to diversify sources of funding and to optimize the management of the balance sheet. All products securitized by the Bank were originated in Canada and sold to Canadian securitization structures. Details of these securitization exposures are as follows:

TD BANK FINANCIAL GROUP • SECOND QUARTER 2009 REPORT TO SHAREHOLDERS	25

Total Outstanding Exposures Securitized by the Bank as an Originator[1,2]
	As at Apr. 30, 2009				As at Oct. 31, 2008
(millions of Canadian dollars)	Significant unconsolidated QSPEs		Significant unconsolidated SPEs		Significant unconsolidated QSPEs		Significant unconsolidated SPEs
	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests
Residential mortgage loans	$-	$-	$34,078	$936	$-	$-	$24,332	$442
Personal loans	8,100	102	-	-	8,100	80	-	-
Commercial mortgage loans	133	3	-	-	148	4	-	-
	$8,233	$105	$34,078	$936	$8,248	$84	$24,332	$442

1   Certain comparative amounts have been restated and reclassified to conform to the presentation adopted in the current period.
2   In all the securitization transactions that the Bank has undertaken for its own assets, it has acted as an originating bank and retained securitization exposure.

Residential Mortgage Loans
The Bank may be exposed to the risks of transferred loans to the securitization vehicles through retained interests. There are no expected credit losses on the retained interests of the securitized residential mortgages as the mortgages are all government guaranteed.

Personal Loans
The Bank securitizes personal loans through QSPEs, as well as single-seller conduits via QSPEs. As at April 30, 2009, the single-seller conduits had $5.1 billion (October 31, 2008 - $5.1 billion) of commercial paper outstanding while another Bank-sponsored QSPE had $3.0 billion (October 31, 2008 - $3.0 billion) of term notes outstanding. While the probability of loss is negligible, as at April 30, 2009, the Bank’s maximum potential exposure to loss for these conduits through the sole provision of liquidity facilities was $5.1 billion (October 31, 2008 - $5.1 billion) of which $1.1 billion (October 31, 2008 - $1.1 billion) of underlying personal loans was government insured. Additionally, the Bank had retained interests of $102 million (October 31, 2008 - $80 million) relating to excess spread.

Commercial Mortgage Loans
As at April 30, 2009, the Bank’s maximum potential exposure to loss was $3 million (October 31, 2008 - $4 million) through retained interests in the excess spread and cash collateral account of the QSPE.

Securitization of Third Party-Originated Assets
The Bank administers multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. Third party-originated assets are securitized through Bank-sponsored SPEs, which are not consolidated by the Bank. The Bank’s maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of global style liquidity facilities for multi-seller conduits was $9.0 billion (October 31, 2008 - $10.7 billion) as at April 30, 2009. Further, the Bank has committed an additional $2.0 billion (October 31, 2008 - $1.8 billion) in liquidity facilities for ABCP that could potentially be issued by the conduits. As at April 30, 2009, the Bank also provided deal-specific credit enhancement in the amount of $75 million (October 31, 2008 - $78 million).
All third-party assets securitized by the Bank were originated in Canada and sold to Canadian securitization structures. Details of the Bank-administered multi-seller, ABCP conduits are as follows:

Total Exposure to Third Party-Originated Assets Securitized by Bank-Sponsored Conduits
	As at Apr. 30, 2009				As at Oct. 31, 2008
(millions of Canadian dollars)	Significant unconsolidated SPEs	Ratings profile of SPE asset class		Expected weighted average life (years)1	Significant unconsolidated SPEs	Ratings profile of SPE asset class
		AAA	AA+ to AA-			AAA	AA+ to AA-
Residential mortgage loans	$2,890	$2,844	$46	2.3	$3,428	$3,378	$50
Credit card loans	500	500	-	3.2	500	500	-
Automobile loans and leases	3,547	3,543	4	1.4	4,474	4,470	4
Equipment loans and leases	526	526	-	1.2	638	636	2
Trade receivables	1,570	1,546	24	2.6	1,705	1,679	26
	$9,033	$8,959	$74	2.0	$10,745	$10,663	$82

1  Expected weighted average life for each asset type is based upon each conduit’s remaining purchase commitment for revolving pools and the expected weighted average life of the assets for amortizing pools.

As at April 30, 2009, the Bank held $1.5 billion (October 31, 2008 - $2.8 billion) of ABCP issued by Bank-sponsored multi-seller and single-seller conduits, on its balance sheet.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2009 REPORT TO SHAREHOLDERS	26

Exposure to Third Party-Sponsored Conduits
The Bank has exposure to the U.S. arising from providing liquidity facilities of $339 million (October 31, 2008 - $465 million) to third party-sponsored conduits of which $207 million (October 31, 2008 - $24 million) has been drawn. The assets within these conduits primarily comprise automotive-related financing assets, including loans and leases. During the three months ended April 30, 2009 and subsequently, these assets have received significantly different ratings (split ratings) from various credit rating agencies, ranging from AAA to BB-. The weighted average of the lowest of the split ratings, in the event that the facilities are drawn, will result in credit exposure to the Bank of BBB+ (October 31, 2008 - AAA).
The Bank’s exposure to Canadian third party-sponsored conduits in the form of margin funding facilities as at April 30, 2009 was not significant.

Other Investment and Financing Products
Other Financing Transactions
The Bank enters into transactions with major U.S. corporate clients through VIEs as a means to provide them with cost efficient financing. Under these transactions, as at April 30, 2009, the Bank provided approximately $2.12 billion (October 31, 2008 - $2.13 billion) in financing to these VIEs. The Bank has received guarantees from or has recourse to major U.S. banks with A+ credit ratings on an S&P-equivalent basis, fully covering its investments in these VIEs (October 31, 2008 - AA). At inception or through recent restructuring of the transactions, the counterparties posted collateral with AAA ratings on an S&P-equivalent basis in favour of the Bank and the Bank purchased credit protection to further reduce its exposure to the U.S. banks. At April 30, 2009, the Bank's net exposure to the U.S. banks after taking into account collateral and CDS was approximately $361 million (October 31, 2008 - $960 million). As at April 30, 2009, the Bank’s maximum total exposure to loss before considering guarantees, recourse, collateral and CDS was approximately $2.12 billion (October 31, 2008 - $2.13 billion). The transactions allow the Bank or the counterparties discretion to exit the transactions on short notice. As at April 30, 2009, these VIEs had assets totalling more than $9.1 billion (October 31, 2008 - $8.0 billion).

Exposure to Collateralized Debt Obligations
Since the decision was made in 2005 to exit the structured products business, the Bank no longer originates Collateralized Debt Obligation vehicles (CDOs). Total CDOs purchased and sold in the trading portfolio as at April 30, 2009, were as follows:

	As at Apr. 30, 2009[1]		As at Oct. 31, 2008[1]
(millions of Canadian dollars)	Notional amount	Positive (negative) fair value	Notional amount	Positive (negative) fair value
Funded
CDOs - Purchased protection via Bank-issued credit linked notes	$242	$(49)	$283	$(38)
Unfunded
CDOs - Sold protection - positive fair value	898	-	891	-
- negative fair value	-	(276)	-	(278)
CDOs - Purchased protection - positive fair value	170	103	261	104
- negative fair value	-	(4)	-	(28)
Unfunded - Similar Reference Portfolio
CDOs - Sold protection - positive fair value	79	4	1,820	5
- negative fair value	-	-	-	(568)
CDOs - Purchased protection - positive fair value	79	-	1,883	613
- negative fair value	-	(4)	-	(5)

1  This table excludes standard index tranche CDOs.

The Bank does not have any exposure to U.S. subprime mortgages via the CDOs. The CDOs are referenced to corporate debt securities. The hedges on the similar reference portfolio are not entered into with monoline insurers; rather they are entered into with global financial institutions, such as universal banks or broker-dealers. All exposures are managed with risk limits that have been approved by the Bank’s risk management group and are hedged with various financial instruments, including credit derivatives and bonds within the trading portfolio, not included in this table. Counterparty exposure on hedges is collateralized under Credit Support Agreements (CSAs) and netting arrangements, consistent with other over-the-counter (OTC) derivative contracts. The Bank’s CDO positions are fair valued using valuation techniques with significant non-observable market inputs. The potential effect of using reasonable possible alternative assumptions for valuing these CDO positions would range from a reduction in the fair value by $7.4 million to an increase in the fair value by $6.8 million.

Leveraged Finance Credit Commitments
Included in ‘Commitments to extend credit’ in Note 28 to the 2008 Consolidated Financial Statements are leveraged finance commitments. Leveraged finance commitments are agreements that provide funding to a wholesale borrower with higher levels of debt, measured by the ratio of debt capital to equity capital of the borrower, relative to the industry in which it operates. The Bank’s exposure to leveraged finance commitments as at April 30, 2009, was not significant (October 31, 2008 - $3.3 billion).

TD BANK FINANCIAL GROUP • SECOND QUARTER 2009 REPORT TO SHAREHOLDERS	27

QUARTERLY RESULTS

The following table provides summary information related to the Bank’s eight most recently completed quarters.

Quarterly Results[1]
	For the three months ended
		2009				2008		2007
(millions of Canadian dollars)	Apr. 30	Jan. 31	Oct. 31	July 31	Apr. 30	Jan. 31	Oct. 31	July 31
Net interest income	$2,940	$2,728	$2,449	$2,437	$1,858	$1,788	$1,808	$1,783
Other income	1,385	1,422	1,191	1,600	1,530	1,816	1,742	1,899
Total revenue	4,325	4,150	3,640	4,037	3,388	3,604	3,550	3,682
Provision for credit losses	(656)	(537)	(288)	(288)	(232)	(255)	(139)	(171)
Non-interest expenses	(3,051)	(3,020)	(2,367)	(2,701)	(2,206)	(2,228)	(2,241)	(2,216)
(Provision for) recovery of income taxes	(35)	58	(20)	(122)	(160)	(235)	(153)	(248)
Non-controlling interests in subsidiaries, net of income taxes	(28)	(28)	(18)	(8)	(9)	(8)	(8)	(13)
Equity in net income of an associated company, net of income taxes	63	89	67	79	71	92	85	69
Net income - reported	618	712	1,014	997	852	970	1,094	1,103
Items of note affecting net income, net of income taxes:
Amortization of intangibles	127	127	126	111	92	75	99	91
Reversal of Enron litigation reserve	-	-	(323)	-	-	-	-	-
Decrease (increase) in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio	134	200	(118)	-	-	-	-	-
Gain relating to restructuring of Visa	-	-	-	-	-	-	(135)	-
Restructuring and integration charges relating to the Commerce acquisition	50	67	25	15	30	-	-	-
Decrease (increase) in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	44	(12)	(59)	(22)	(1)	(25)	2	(30)
Other tax items	-	-	-	14	-	20	-	-
Provision for insurance claims	-	-	-	-	-	20	-	-
General allowance increase (release) in Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking	77	55	-	-	-	-	(39)	-
Settlement of TD Banknorth shareholder litigation	39	-	-	-	-	-	-	-
Total adjustments for items of note, net of income taxes	471	437	(349)	118	121	90	(73)	61
Net income - adjusted	1,089	1,149	665	1,115	973	1,060	1,021	1,164
Preferred dividends	(41)	(29)	(23)	(17)	(11)	(8)	(5)	(2)
Net income available to common shareholders - adjusted	$1,048	$1,120	$642	$1,098	$962	$1,052	$1,016	$1,162

(Canadian dollars, except as noted)
Basic earnings per share
- reported	$0.68	$0.82	$1.23	$1.22	$1.12	$1.34	$1.52	$1.53
- adjusted	1.23	1.35	0.79	1.37	1.33	1.46	1.42	1.61
Diluted earnings per share
- reported	0.68	0.82	1.22	1.21	1.12	1.33	1.50	1.51
- adjusted	1.23	1.34	0.79	1.35	1.32	1.45	1.40	1.60
Return on common shareholders’ equity	6.6%	8.1%	13.3%	13.4%	13.4%	18.0%	20.8%	21.0%

1  Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2009 REPORT TO SHAREHOLDERS	28

ACCOUNTING POLICIES AND ESTIMATES

The Bank’s unaudited Interim Consolidated Financial Statements, presented on pages 29 to 44 of this Report to Shareholders, have been prepared in accordance with GAAP. These Interim Consolidated Financial Statements should be read in conjunction with the Bank’s Consolidated Financial Statements for the year ended October 31, 2008. The accounting policies used in the preparation of these Consolidated Financial Statements are consistent with those used in the Bank’s 2008 Consolidated Financial Statements, except as described below.

Changes in Accounting Policies
Alignment of Reporting Period of U.S. Entities
Effective for the quarter ended April 30, 2009, the reporting periods of TD Banknorth and Commerce have been aligned with the reporting period of the Bank to eliminate the one month lag in financial reporting. Previously, the reporting periods of TD Banknorth and Commerce were included in the Bank’s financial statements on a one month lag. In accordance with CICA Handbook Section 1506, Accounting Changes, this alignment is considered a change in accounting policy. Changes in accounting policy are to be reported through retrospective application to all prior period financial statements presented. The Bank has assessed that the impact to the prior period consolidated financial statements is not material and therefore, an adjustment was made to opening retained earnings to align the reporting periods of TD Banknorth and Commerce to that of the Bank’s reporting period. Accordingly, the results of TD Banknorth and Commerce for the three months ended April 30, 2009 have been included with the results of the Bank for the three and six months ended April 30, 2009, while the results of January 2009 have been included directly in retained earnings and not included in the Interim Consolidated Statement of Income.

Subsequent Accounting for Impaired Financial Assets
During the quarter, the Bank adopted an amendment to CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement. The amendment clarified that, subsequent to the recognition of an impairment loss on a financial asset (other than a loan), interest income on the impaired financial asset is recognized using the interest rate used to determine the impairment loss. The adoption of this amendment did not have a material impact on the financial position or the earnings of the Bank.

Goodwill, Intangible Assets and Financial Statement Concepts
Effective November 1, 2008, the Bank adopted CICA Handbook Section 3064, Goodwill and Intangible Assets, which clarifies that costs can be deferred only when they relate to an item that meets the definition of an asset, and as a result, start-up costs must be expensed as incurred. CICA Handbook Section 1000, Financial Statement Concepts, was also amended to provide consistency with Section 3064. These standards did not have a material effect on the financial position or earnings of the Bank.

Credit Risk and Fair Value
Effective November 1, 2008, the Bank adopted EIC 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. The abstract clarifies how the Bank’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivatives. The new guidance did not have a material effect on the financial position or earnings of the Bank.

Critical Accounting Estimates
The critical accounting estimates remain unchanged from those disclosed in the Bank’s 2008 Annual Report.

Future Accounting and Reporting Changes
Financial Instruments Disclosures
The CICA’s Accounting Standards Board (AcSB) amended CICA Handbook Section 3862, Financial Instruments - Disclosures, to enhance the disclosure requirements regarding fair value measurements and the liquidity risk of financial instruments. The amendments will be effective for the Bank’s fiscal year ending October 31, 2009.

Conversion to International Financial Reporting Standards in Fiscal 2012
The AcSB requires that all Canadian publicly accountable enterprises adopt IFRS for years beginning on or after January 1, 2011. IFRS uses a conceptual framework similar to Canadian GAAP, but there are some differences in recognition, measurement and disclosures.
IFRS will be effective for the Bank for the fiscal 2012 year beginning on November 1, 2011. This includes restatement of prior year comparative fiscal 2011 financial results for interim and annual periods. Currently, the Bank is in the planning phase of converting to IFRS. It is not yet possible to fully determine the impact to the financial statements, as accounting standards and their interpretations are changing. The conversion to IFRS is a significant initiative for the Bank, for which substantial resources are being dedicated to ensure proper implementation.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2009 REPORT TO SHAREHOLDERS	29

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the most recent interim period, there have been no changes in the Bank's policies and procedures and other processes that comprise its internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Bank's internal control over financial reporting.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2009 REPORT TO SHAREHOLDERS	30

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

INTERIM CONSOLIDATED BALANCE SHEET (unaudited)
		As at
	Apr. 30	Oct. 31
(millions of Canadian dollars)	2009	2008
ASSETS
Cash and due from banks	$2,437	$2,517
Interest-bearing deposits with banks	10,805	15,429
	13,242	17,946
Securities
Trading	51,232	53,095
Designated as trading under the fair value option	8,732	6,402
Available-for-sale (Note 2)	96,481	75,121
Held-to-maturity	12,480	9,507
	168,925	144,125
Securities purchased under reverse repurchase agreements	31,609	42,425
Loans
Residential mortgages	60,135	63,003
Consumer installment and other personal	86,857	79,610
Credit card	7,667	7,387
Business and government	76,721	70,650
Business and government loans designated as trading under the fair value option	381	510
	231,761	221,160
Allowance for loan losses (Note 3)	(1,916)	(1,536)
Loans, net of allowance for loan losses	229,845	219,624
Other
Customers’ liability under acceptances	10,954	11,040
Investment in TD Ameritrade	6,271	5,159
Derivatives	74,376	83,548
Goodwill	16,384	14,842
Other intangibles	3,062	3,141
Land, buildings and equipment	4,166	3,833
Other assets	16,048	17,531
	131,261	139,094
Total assets	$574,882	$563,214
LIABILITIES
Deposits
Personal	$215,508	$192,234
Banks	5,023	9,680
Business and government	131,727	129,086
Trading	49,697	44,694
	401,955	375,694
Other
Acceptances	10,954	11,040
Obligations related to securities sold short	13,802	18,518
Obligations related to securities sold under repurchase agreements	4,945	18,654
Derivatives	68,917	74,473
Other liabilities	19,142	17,721
	117,760	140,406
Subordinated notes and debentures	12,469	12,436
Liability for preferred shares (Note 5)	550	550
Liability for capital trust securities (Note 6)	900	894
Non-controlling interests in subsidiaries (Note 7)	1,621	1,560
SHAREHOLDERS’ EQUITY
Common shares (millions of shares issued and outstanding: Apr. 30, 2009 - 850.6 and Oct. 31, 2008 - 810.1) (Note 8)	14,875	13,241
Preferred shares (millions of shares issued and outstanding: Apr. 30, 2009 - 135.8 and Oct. 31, 2008 - 75.0) (Note 8)	3,395	1,875
Contributed surplus	350	350
Retained earnings	18,039	17,857
Accumulated other comprehensive income (loss) (Note 10)	2,968	(1,649)
	39,627	31,674
Total liabilities and shareholders’ equity	$574,882	$563,214

The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2009 REPORT TO SHAREHOLDERS	31

INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
	For the three months ended		For the six months ended
(millions of Canadian dollars)	Apr. 30 2009	Apr. 30 2008	Apr. 30 2009	Apr. 30 2008
Interest income
Loans	$2,749	$3,240	$5,990	$6,636
Securities
Dividends	242	242	504	502
Interest	1,339	929	2,753	1,904
Deposits with banks	570	159	856	273
	4,900	4,570	10,103	9,315
Interest expense
Deposits	1,503	2,056	3,471	4,310
Subordinated notes and debentures	169	159	335	317
Preferred shares and capital trust securities	23	23	47	46
Other	265	474	582	996
	1,960	2,712	4,435	5,669
Net interest income	2,940	1,858	5,668	3,646
Other income
Investment and securities services	538	544	1,049	1,123
Credit fees	138	108	304	209
Net securities (losses) gains (Note 2)	(168)	110	(373)	262
Trading income (loss)	28	(104)	132	56
Income (loss) from financial instruments designated as trading under the fair value option	267	5	335	(44)
Service charges	373	258	754	518
Loan securitizations (Note 4)	184	91	241	167
Card services	152	116	344	235
Insurance, net of claims	228	250	458	436
Trust fees	39	36	73	70
Other	(394)	116	(510)	314
	1,385	1,530	2,807	3,346
Total revenue	4,325	3,388	8,475	6,992
Provision for credit losses (Note 3)	656	232	1,193	487
Non-interest expenses
Salaries and employee benefits	1,474	1,137	2,951	2,308
Occupancy, including depreciation	313	188	621	369
Equipment, including depreciation	219	148	424	292
Amortization of other intangibles	171	117	344	239
Restructuring costs (Note 16)	-	48	27	48
Marketing and business development	143	102	281	212
Brokerage-related fees	68	63	131	122
Professional and advisory services	175	118	340	229
Communications	62	48	121	95
Other (Note 17)	426	237	831	520
	3,051	2,206	6,071	4,434
Income before income taxes, non-controlling interests in subsidiaries and equity in net income of an associated company	618	950	1,211	2,071
Provision for (recovery of) income taxes	35	160	(23)	395
Non-controlling interests in subsidiaries, net of income taxes	28	9	56	17
Equity in net income of an associated company, net of income taxes	63	71	152	163
Net income	618	852	1,330	1,822
Preferred dividends	41	11	70	19
Net income available to common shareholders	$577	$841	$1,260	$1,803
Average number of common shares outstanding (millions) (Note 13)
Basic	848.8	747.7	840.6	732.9
Diluted	849.8	753.7	841.9	739.0
Earnings per share (in dollars) (Note 13)
Basic	$0.68	$1.12	$1.50	$2.46
Diluted	0.68	1.12	1.50	2.44
Dividends per share (in dollars)	0.61	0.59	1.22	1.16

The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2009 REPORT TO SHAREHOLDERS	32

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)
	For the three months ended		For the six months ended
(millions of Canadian dollars)	Apr. 30 2009	Apr. 30 2008	Apr. 30 2009	Apr. 30 2008
Common shares (Note 8)
Balance at beginning of period	$14,781	$6,632	$13,241	$6,577
Proceeds from shares issued on exercise of stock options	6	29	45	71
Shares issued as a result of dividend reinvestment plan	80	22	208	43
Proceeds from issuance of new shares	-	-	1,381	-
Shares issued on acquisition of Commerce	-	6,147	-	6,147
Impact of shares sold (acquired) for trading purposes[1]	8	(12)	-	(20)
Balance at end of period	14,875	12,818	14,875	12,818
Preferred shares (Note 8)
Balance at beginning of period	2,770	875	1,875	425
Shares issued	625	250	1,520	700
Balance at end of period	3,395	1,125	3,395	1,125
Contributed surplus
Balance at beginning of period	340	121	350	119
Stock options (Note 11)	10	(1)	-	1
Conversion of Commerce stock options on acquisition (Note 11)	-	263	-	263
Balance at end of period	350	383	350	383
Retained earnings
Balance at beginning of period	17,986	16,499	17,857	15,954
Net income of U.S. entities for January 2009 (Note 1)	4	-	4	-
Net income	618	852	1,330	1,822
Common dividends	(518)	(473)	(1,034)	(883)
Preferred dividends	(41)	(11)	(70)	(19)
Share issue expenses	(10)	(3)	(48)	(10)
Balance at end of period	18,039	16,864	18,039	16,864
Accumulated other comprehensive income (loss) (Note 10)
Balance at beginning of period	2,173	(1,187)	(1,649)	(1,671)
Other comprehensive income of U.S. entities for January 2009 (Note 1)	329	-	329	-
Other comprehensive income for the period	466	592	4,288	1,076
Balance at end of period	2,968	(595)	2,968	(595)
Retained earnings and accumulated other comprehensive income (loss)	21,007	16,269	21,007	16,269
Total shareholders’ equity	$39,627	$30,595	$39,627	$30,595
1   Sold or purchased by subsidiaries of the Bank, which are regulated securities entities in accordance with Regulation 92-313 under the Bank Act.

The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2009 REPORT TO SHAREHOLDERS	33

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)
	For the three months ended		For the six months ended
(millions of Canadian dollars)	Apr. 30 2009	Apr. 30 2008	Apr. 30 2009	Apr. 30 2008
Net income	$618	$852	$1,330	$1,822
Other comprehensive income (loss), net of income taxes
Change in unrealized gains (losses) on available-for-sale securities, net of hedging activities[a]	890	(61)	(333)	192
Reclassification to earnings of losses (gains) in respect of available-for-sale securities[b]	136	(13)	167	(41)
Net change in unrealized foreign currency translation (losses) gains on investments in subsidiaries, net of hedging activities [c,d]	(632)	470	2,929	239
Change in gains on derivative instruments designated as cash flow hedges[e]	461	227	2,064	723
Reclassification to earnings of gains on cash flow hedges[f]	(389)	(31)	(539)	(37)
Other comprehensive income for the period	466	592	4,288	1,076
Comprehensive income for the period	$1,084	$1,444	$5,618	$2,898

a Net of income tax provision of $451 million and income tax recovery of $237 million, respectively, for the three and six months ended April 30, 2009 (three and six months ended  April 30, 2008 - income tax recovery of $83 million and income tax provision of $70 million, respectively).
b Net of income tax recovery of $56 million and $72 million, respectively, for the three and six months ended April 30, 2009 (three and six months ended April 30, 2008 - income tax provision of $6 million and $16 million, respectively).
c Net of income tax provision of $205 million and $125 million, respectively, for the three and six months ended April 30, 2009 (three and six months ended April 30, 2008 - income tax recovery of $14 million and $295 million, respectively).
d Includes $302 million and $109 million, respectively, of after-tax gains arising from hedges of the Bank's investment in foreign operations for the three and six months ended April 30, 2009 (three and six months ended April 30, 2008 - after-tax losses of $42 million and $674 million, respectively).
e Net of income tax provision of $202 million and $943 million, respectively, for the three and six months ended April 30, 2009 (three and six months ended April 30, 2008 - income tax provision of $95 million and $318 million, respectively).
f Net of income tax provision of $169 million and $233 million, respectively, for the three and six months ended April 30, 2009 (three and six months ended April 30, 2008 - income tax provision of $13 million and $16 million, respectively).

Certain comparative amounts have been reclassified to conform to the current period’s presentation.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2009 REPORT TO SHAREHOLDERS	34

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
	For the three months ended		For the six months ended
(millions of Canadian dollars)	Apr. 30 2009	Apr. 30 2008	Apr. 30 2009	Apr. 30 2008
Cash flows from (used in) operating activities
Net income	$618	$852	$1,330	$1,822
Adjustments to determine net cash flows from (used in) operating activities:
Provision for credit losses	656	232	1,193	487
Restructuring costs (Note 16)	-	48	27	48
Depreciation	139	85	278	167
Amortization of other intangibles	171	117	344	239
Stock options	11	6	17	11
Net securities losses (gains)	168	(110)	373	(262)
Net gain on securitizations (Note 4)	(157)	(38)	(181)	(61)
Equity in net income of an associated company	(63)	(71)	(152)	(163)
Non-controlling interests	28	9	56	17
Future income taxes	40	(91)	72	21
Changes in operating assets and liabilities:
Current income taxes payable	1,495	(514)	1,186	(1,512)
Interest receivable and payable	(12)	(162)	215	(114)
Trading securities	1,640	(3,342)	(601)	672
Derivative assets	12,833	(1,975)	8,949	(1,403)
Derivative liabilities	(10,243)	1,959	(5,372)	(1,083)
Other	1,458	2,333	3,757	(1,941)
Net cash from (used in) operating activities	8,782	(662)	11,491	(3,055)
Cash flows from (used in) financing activities
Change in deposits	(1,296)	16,569	25,240	25,859
Change in securities sold under repurchase agreements	(1,455)	(2,667)	(13,987)	(1,724)
Change in securities sold short	(758)	(2,251)	(4,716)	(649)
Issue of subordinated notes and debentures	-	500	-	3,000
Repayment of subordinated notes and debentures	-	-	(18)	-
Liability for preferred shares and capital trust securities	5	(21)	6	(21)
Translation adjustment on subordinated notes and debentures issued in a foreign currency and other	(30)	27	47	17
Commons shares issued for cash, net of expenses	-	-	1,356	-
Common shares issued on exercise of stock options	5	22	28	61
Common shares sold (acquired) in Wholesale Banking	8	(12)	-	(20)
Dividends paid in cash on common shares	(438)	(451)	(826)	(840)
Net proceeds from issuance of preferred shares	615	247	1,497	690
Dividends paid on preferred shares	(41)	(11)	(70)	(19)
Net cash (used in) from financing activities	(3,385)	11,952	8,557	26,354
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	3,390	(2,500)	1,985	(853)
Activity in available-for-sale and held-to-maturity securities:
Purchases	(32,567)	(28,754)	(59,750)	(38,430)
Proceeds from maturities	12,819	3,348	21,288	6,697
Proceeds from sales	8,420	26,328	16,236	31,689
Activity in lending activities:
Origination and acquisitions	(35,187)	(31,920)	(84,466)	(69,614)
Proceeds from maturities	25,031	21,548	58,678	51,348
Proceeds from sales	116	292	219	453
Proceeds from loan securitizations (Note 4)	6,585	1,524	14,858	3,414
Land, buildings and equipment	(78)	(85)	(586)	(162)
Securities purchased under reverse repurchase agreements	5,896	1,167	11,614	(5,419)
Acquisitions and dispositions less cash and cash equivalents acquired (Note 18)	-	(1,759)	-	(1,759)
Net cash used in investing activities	(5,575)	(10,811)	(19,924)	(22,636)
Effect of exchange rate changes on cash and cash equivalents	(46)	5	(15)	67
Net (decrease) increase in cash and cash equivalents	(224)	484	109	730
Impact due to reporting-period alignment of U.S. entities (Note 1)	(189)	-	(189)	-
Cash and cash equivalents at beginning of period	2,850	2,036	2,517	1,790
Cash and cash equivalents at end of period, represented by cash and due from banks	$2,437	$2,520	$2,437	$2,520
Supplementary disclosure of cash flow information
Amount of interest paid during the period	$1,943	$2,607	$5,143	$5,600
Amount of income taxes paid during the period	(880)	496	(878)	1,532

Certain comparative amounts have been reclassified to conform to the current period’s presentation.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2009 REPORT TO SHAREHOLDERS	35

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION
These Interim Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and follow the same accounting policies and methods of application as the Bank’s audited Consolidated Financial Statements for the year ended October 31, 2008, except as described in Note 1. Under GAAP, additional disclosures are required in the annual financial statements and accordingly, these Interim Consolidated Financial Statements should be read in conjunction with the 2008 Consolidated Financial Statements and the accompanying notes included on pages 92 to 135 and the shaded sections of the 2008 Management Discussion and Analysis (MD&A) included on pages 68 to 76 of the Bank’s 2008 Annual Report. Certain disclosures are included in the MD&A as permitted by GAAP and as discussed on pages 22 to 24 of the MD&A in this report. These disclosures are shaded in the MD&A and form an integral part of the Interim Consolidated Financial Statements. The Interim Consolidated Financial Statements include all adjustments which are, in the opinion of management, necessary for a fair presentation of the results for the periods presented.

CHANGES IN ACCOUNTING POLICIES
Alignment of Reporting Period of U.S. Entities
Effective for the quarter ended April 30, 2009, the reporting periods of TD Banknorth Inc. (TD Banknorth) and Commerce Bancorp, Inc. (Commerce) have been aligned with the reporting period of the Bank to eliminate the one month lag in financial reporting. Previously, the reporting periods of TD Banknorth and Commerce were included in the Bank’s financial statements on a one month lag. In accordance with Canadian Institute of Chartered Accountant’s (CICA) Handbook Section 1506, Accounting Changes, this alignment is considered a change in accounting policy. Changes in accounting policy are to be reported through retrospective application to all prior period financial statements presented. The Bank has assessed that the impact to the prior period consolidated financial statements is not material and therefore, an adjustment was made to opening retained earnings to align the reporting periods of TD Banknorth and Commerce to that of the Bank’s reporting period. Accordingly, the results of TD Banknorth and Commerce for the three months ended April 30, 2009 have been included with the results of the Bank for the three and six months ended April 30, 2009, while the results of January 2009 have been included directly in retained earnings and not included in the Interim Consolidated Statement of Income.

Subsequent Accounting for Impaired Financial Assets
On April 29, 2009, the Bank adopted an amendment to CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement. The amendment clarified that, subsequent to the recognition of an impairment loss on a financial asset (other than a loan), interest income on the impaired financial asset is recognized using the rate of interest used to determine the impairment loss. The adoption of this amendment did not have a material impact on the financial position or the earnings of the Bank.

Goodwill, Intangible Assets and Financial Statement Concepts
Effective November 1, 2008, the Bank adopted CICA Handbook Section 3064, Goodwill and Intangible Assets, which clarifies that costs can be deferred only when they relate to an item that meets the definition of an asset, and as a result, start-up costs must be expensed as incurred. CICA Handbook Section 1000, Financial Statement Concepts, was also amended to provide consistency with the new standard. The adoption of these standards did not have a material impact on the financial position or earnings of the Bank.

Credit Risk and Fair Value
Effective November 1, 2008, the Bank adopted EIC 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. The abstract clarifies how the Bank’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivatives. The new guidance did not have a material effect on the financial position or earnings of the Bank.

FUTURE CHANGES IN ACCOUNTING POLICIES
Financial Instruments Disclosures
The CICA’s Accounting Standards Board (AcSB) amended the CICA Handbook Section 3862, Financial Instruments - Disclosures, to enhance the disclosure requirements regarding fair value measurements and the liquidity risk of financial instruments. The amendments will be effective for the Bank’s fiscal year ending October 31, 2009.

Conversion to International Financial Reporting Standards
The AcSB requires that all Canadian publicly accountable enterprises adopt International Financial Reporting Standards (IFRS) for years beginning on or after January 1, 2011. IFRS uses a conceptual framework similar to Canadian GAAP, but there are some differences in recognition, measurement and disclosures.
IFRS will be effective for the Bank for the fiscal 2012 year beginning on November 1, 2011. This includes restatement of prior year comparative fiscal 2011 financial results for interim and annual periods. Currently, the Bank is in the planning phase of converting to IFRS. It is not yet possible to fully determine the impact to the financial statements, as accounting standards and their interpretations are changing. The conversion to IFRS is a significant initiative for the Bank, for which substantial resources are being dedicated to ensure proper implementation.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2009 REPORT TO SHAREHOLDERS	36

Note 2: SECURITIES

Impairment of Available-for-Sale Securities
Available-for-sale securities are written down to fair value through net income whenever it is necessary to reflect other-than-temporary impairment.  For the three and six months ended April 30, 2009, the Bank recognized impairment losses on available-for-sale securities that were deemed to be other-than-temporary of $98 million and $311 million, respectively. These losses were primarily related to the Wholesale Banking segment.

Reclassification of Certain Debt Securities
As described in more detail in Notes 1 and 2 to the Consolidated Financial Statements for the year ended October 31, 2008, as a result of deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities and reclassified these debt securities from trading to the available-for-sale category effective August 1, 2008 in accordance with the Amendments to CICA Section 3855, Financial Instruments - Recognition and Measurement and Section 3862, Financial Instruments - Disclosure.
   During the quarter, the Bank re-securitized a portion of the non-agency CMO securities portfolio. As part of the on-balance sheet re-securitization, new credit ratings were obtained for the re-securitized securities that better reflect the discount on acquisition and the Bank’s risk inherent on the entire portfolio. As a result, 80% of the non-agency CMO securities are now rated AAA for regulatory capital reporting. The net capital benefit of the re-securitization transaction is reflected in the changes in risk-weighted assets and in the securitization deductions from Tier 1 and Tier 2 capital. For accounting purposes, the Bank retained a majority of the beneficial interests in the re-securitized securities resulting in no financial statement impact. The Bank’s assessment of an other-than-temporary impairment for these securities is not impacted by the change in the credit ratings.
On August 1, 2008, the fair value of debt securities reclassified from trading to available-for-sale was $6,979 million. In addition, on the date of reclassification, these debt securities had a weighted average effective interest rate of 6.99% with expected recoverable cash flows, on an undiscounted basis, of $9,732 million. The fair value of the reclassified debt securities was $6,992 million as at April 30, 2009 (October 31, 2008 - $7,355 million). During the three and six months ended April 30, 2009, net interest income of $108 million and $214 million after tax, respectively (three months ended October 31, 2008 - $110 million after tax), was recorded relating to the reclassified debt securities. For the three and six months ended April 30, 2009, the respective increase in fair value of $236 million and $171 million after tax (three months ended October 31, 2008 - decrease of $561 million after tax) for these securities was recorded in other comprehensive income. Had the Bank not reclassified these debt securities, the change in the fair value of these debt securities would have been included as part of trading income, the impact of which would have resulted in an increase of net income of $236 million and $171 million after tax, respectively, for the three and six months ended April 30, 2009 (three months ended October 31, 2008 - reduction of $561 million after tax). Included in the impairment losses on available-for-sale securities disclosed above, $34 million and $85 million, for the three and six months ended April 30, 2009, respectively (three months ended October 31, 2008 - nil), related to debt securities in the reclassified portfolio. These losses were primarily offset by gains on credit protection held which were recorded in other income. For the three and six months ended April 30, 2008, the Bank recognized the change in the fair value of these debt securities in its trading income.

Unrealized Gains and Losses on Available-for-Sale Securities
							As at
			Apr. 30, 2009				Oct. 31, 2008[1]
(millions of Canadian dollars)	Cost/ amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Government and government-related securities
Canadian government debt
Federal	$8,951	$24	$-	$8,975	$10,363	$14	$2	$10,375
Provinces	298	12	-	310	231	3	1	233
U.S. Federal, state and municipal governments and agencies debt	16,517	148	47	16,618	5,295	12	149	5,158
Other OECD government guaranteed debt	10,882	1	36	10,847	22	-	-	22
Mortgage-backed securities	28,758	616	636	28,738	29,118	401	728	28,791
	65,406	801	719	65,488	45,029	430	880	44,579
Other debt securities
Asset-backed securities	11,180	2	430	10,752	9,178	1	290	8,889
Non-agency collateralized mortgage obligation portfolio	9,693	-	1,479	8,214	9,329	11	905	8,435
Corporate and other debt	3,099	94	59	3,134	2,601	1	40	2,562
	23,972	96	1,968	22,100	21,108	13	1,235	19,886
Bonds reclassified from trading[2]	7,550	42	600	6,992	8,219	2,154	3,018	7,355
Equity securities[3]
Preferred shares	389	57	43	403	452	70	22	500
Common shares	1,586	309	197	1,698	2,791	540	244	3,087
	1,975	366	240	2,101	3,243	610	266	3,587
Total	$98,903	$1,305	$3,527	$96,681	$77,599	$3,207	$5,399	$75,407
Total carrying value				$96,481				$75,121
1  Certain comparative amounts have been reclassified to conform to the current period’s presentation.
2  Includes fair value of government and government-insured securities of $39 million (Oct. 31, 2008 - $41 million) and other debt securities of $6,953 million (Oct. 31, 2008 - $7,314 million).
3  Equity securities in the available-for-sale portfolio with a carrying value of $1,576 million (Oct. 31, 2008 - $1,496 million) do not have quoted market prices and are carried at cost. The fair value of these equity securities was $1,776 million (Oct. 31, 2008 - $1,782 million) and is included in the table above.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2009 REPORT TO SHAREHOLDERS	37

Note 3: ALLOWANCE FOR CREDIT LOSSES AND LOANS PAST DUE BUT NOT IMPAIRED

The Bank maintains an allowance it considers adequate to absorb all credit-related losses in a portfolio of instruments that are both on and off the Interim Consolidated Balance Sheet. The allowance for loan losses, which includes allowance for deposits with banks, mortgages, acceptances and loans other than loans designated as trading under the fair value option, is deducted from loans on the Interim Consolidated Balance Sheet. The allowance for credit losses for off-balance sheet instruments, which relate to certain guarantees, letters of credit and undrawn lines of credit, is recorded in other liabilities. The change in the Bank’s allowance for credit losses for the six months ended April 30 is shown in the following table.

Allowance for Credit Losses
	Apr. 30, 2009				Apr. 30, 2008
(millions of Canadian dollars)	Specific allowance	General allowance	Total	Specific allowance	General allowance	Total
Allowance for credit losses at beginning of year	$352	$1,184	$1,536	$203	$1,092	$1,295
Impact due to reporting-period alignment of U.S. entities[1]	22	29	51	-	-	-
Provision for credit losses	783	410	1,193	446	41	487
Write-offs	(707)	-	(707)	(470)	-	(470)
Recoveries	49	-	49	65	-	65
Foreign exchange and other adjustments[2]	18	38	56	11	(19)	(8)
Allowance for credit losses at end of period	$517	$1,661	$2,178	$255	$1,114	$1,369
Consisting of:
Allowance for loan losses[3]	$517	$1,399	$1,916	$255	$1,114	$1,369
Allowance for credit losses for off-balance sheet instruments[3]	-	262	262	-	-	-
Allowance for credit losses at end of period	$517	$1,661	$2,178	$255	$1,114	$1,369

1  The impact due to alignment of reporting period of U.S. entities consists of the following: provision for credit losses - $80 million; write-offs - $35 million; recoveries - nil; and other - $6 million.
2   Includes foreign exchange rate changes, net of losses on loan sales.
3   Effective April 30, 2009, the allowance for credit losses for off-balance sheet instruments is recorded in other liabilities. Prior period balances have not been reclassified.

Loans Past Due but not Impaired
A loan is classified as past due when a borrower has failed to make a payment by the contractual due date, taking into account the grace period, if applicable. The grace period represents the additional time period beyond the contractual due date during which a borrower may make the payment without the loan being classified as past due. The grace period varies depending on the product type and the borrower.
   The table below represents loans that are past due but not impaired. With the exception of U.S. Personal and Commercial Banking, these amounts exclude loans that fall within the allowed grace period. U.S Personal and Commercial Banking may grant a grace period of up to 15 days. There were $2.2 billion as at April 30, 2009 (October 31, 2008 - $2.6 billion) of U.S. Personal and Commercial Banking loans that were past due up to 15 days and are included in the 1-30 days category in the table below.

Loans Past Due but not Impaired
							As at
			Apr. 30, 2009				Oct. 31, 2008
(millions of Canadian dollars)	1-30 days	31-60 days	61-89 days	Total	1-30 days	31-60 days	61-89 days	Total
Residential mortgages	$809	$342	$84	$1,235	$811	$357	$64	$1,232
Consumer installment and other personal	3,546	531	173	4,250	3,234	570	131	3,935
Credit card	352	79	48	479	381	75	41	497
Business and government	2,259	318	194	2,771	2,725	256	79	3,060
Total	$6,966	$1,270	$499	$8,735	$7,151	$1,258	$315	$8,724

TD BANK FINANCIAL GROUP • SECOND QUARTER 2009 REPORT TO SHAREHOLDERS	38

Note 4: LOAN SECURITIZATIONS

The following tables summarize the Bank’s securitization activity, for its own assets securitized, for the three and six months ended April 30. In most cases, the Bank retained responsibility for servicing the assets securitized.

Securitization Activity
						For the three months ended
	Apr. 30, 2009					Apr. 30, 2008
(millions of Canadian dollars)	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total
Gross proceeds	$6,585	$644	$-	$-	$7,229	$2,024	$1,291	$800	$-	$4,115
Retained interests	290	-	-	-	290	50	14	6	-	70
Cash flows received on retained interests	98	17	-	-	115	51	25	15	1	92

Securitization Activity
						For the six months ended
	Apr. 30, 2009					Apr. 30, 2008
(millions of Canadian dollars)	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total
Gross proceeds	$14,858	$1,723	$-	$-	$16,581	$3,914	$2,744	$1,600	$-	$8,258
Retained interests	566	2	-	-	568	99	26	12	-	137
Cash flows received on retained interests	171	38	-	1	210	109	52	29	1	191

The following tables summarize the impact of securitizations on the Bank’s Interim Consolidated Statement of Income for the three and six months ended April 30.

Securitization Gains and Income on Retained Interests
					For the three months ended
	Apr. 30, 2009					Apr. 30, 2008
(millions of Canadian dollars)	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total
Gain on sale	$157	$-	$-	$-	$157	$18	$14	$6	$-	$38
Income on retained interests[1]	22	5	-	-	27	22	6	25	-	53
Total	$179	$5	$-	$-	$184	$40	$20	$31	$-	$91

Securitization Gains and Income on Retained Interests
					For the six months ended
	Apr. 30, 2009					Apr. 30, 2008
(millions of Canadian dollars)	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total
Gain on sale	$179	$2	$-	$-	$181	$23	$26	$12	$-	$61
Income on retained interests[1]	50	10	-	-	60	46	13	47	-	106
Total	$229	$12	$-	$-	$241	$69	$39	$59	$-	$167

1  Income on retained interests excludes income arising from changes in fair values. Unrealized gains and losses on retained interests arising from changes in fair value are recorded in trading income.

The key assumptions used to value the retained interests at the date of the securitization activities are as follows:

Key Assumptions
				2009				2008
	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans
Prepayment rate[1]	18.6%	5.3%	n/a	5.2%	18.5%	6.1%	43.5%	8.7%
Excess spread[2]	1.2	0.3	n/a	1.0	0.9	1.1	7.1	1.0
Discount rate	3.1	3.4	n/a	6.2	5.2	5.9	6.1	7.5
Expected credit losses[3]	-	-	n/a	0.1	-	-	2.4	0.1

1   Represents monthly payment rate for secured personal and credit card loans.
2   The excess spread for credit card loans reflects the net portfolio yield, which is interest earned less funding costs and losses.
3  There are no expected credit losses for residential mortgage loans as the loans are government-guaranteed.

During the three months ended April 30, 2009, there were maturities of previously securitized loans and receivables of $644 million (three months ended April 30, 2008 - $2,591 million). Proceeds from new securitizations were $6,585 million for the three months ended April 30, 2009 (three months ended April 30, 2008 - $1,524 million). During the six months ended April 30, 2009, there were maturities of previously securitized loans and receivables of $1,723 million (six months ended April 30, 2008 - $4,844 million). Proceeds from new securitizations were $14,858 million for the six months ended April 30, 2009 (six months ended April 30, 2008 - $3,414 million).

TD BANK FINANCIAL GROUP • SECOND QUARTER 2009 REPORT TO SHAREHOLDERS	39

Note 5: LIABILITY FOR PREFERRED SHARES

The Bank’s liability for preferred shares is as follows:

Preferred Shares
		As at
(millions of Canadian dollars)	Apr. 30 2009	Oct. 31 2008
Preferred shares issued by the Bank (thousands of shares):
Class A - 14,000 Series M	$350	$350
Class A - 8,000 Series N	200	200
Total liability for preferred shares	$550	$550

Note 6: CAPITAL TRUST SECURITIES

The following table summarizes the Capital Trust Securities issued by the Trusts that were established by the Bank.

Capital Trust Securities
		As at
(millions of Canadian dollars)	Apr. 30 2009	Oct. 31 2008
Trust units issued by TD Capital Trust (thousands of units)
900 Capital Trust Securities - Series 2009 [1]	$900	$894
Trust units issued by TD Capital Trust II [2] (thousands of units)
350 TD Capital Trust II Securities - Series 2012-1	350	350
Trust units issued by TD Capital Trust III (thousands of units)
1,000 TD Capital Trust III Securities - Series 2008 [3]	990	990
Debt issued by TD Capital Trust IV [2] (thousands of units)
550 TD Capital Trust IV Notes - Series 1	550	-
450 TD Capital Trust IV Notes - Series 2	450	-

1   Included in liability for Capital Trust Securities on the Interim Consolidated Balance Sheet.
2   Trust II & Trust IV are variable interest entities. As the Bank is not the primary beneficiary of the trusts, the Bank does not consolidate them. The senior deposit notes that were issued to Trust  II & Trust IV are reflected in deposits on the Interim Consolidated Balance Sheet.
3   Included in non-controlling interest in subsidiaries on the Interim Consolidated Balance Sheet. See Note 7.

TD Capital IV Notes
On January 26, 2009, TD Capital Trust IV (Trust IV), a trust established under the laws of the Province of Ontario, issued $550,000,000 of 9.523% TD Capital Trust IV Notes - Series 1 due June 30, 2108 (TD CaTS IV - Series 1) and $450,000,000 of 10.00% TD Capital Trust IV Notes - Series 2 due June 30, 2108 (TD CaTS IV - Series 2) (collectively, the TD CaTS IV Notes). The proceeds from the issuance were invested in Bank deposits. TD CaTS IV Notes qualify as Tier 1 capital of the Bank.
TD CaTS IV - Series 1 will pay interest, at a rate of 9.523%, in equal semi-annual instalments on June 30 and December 31 of each year until June 30, 2019. Starting on June 30, 2019 and on every fifth anniversary thereafter until June 30, 2104 (Series 1 Interest Reset Date), the interest rate on the TD CaTS IV - Series 1 will reset to equal the Government of Canada (GOC) yield plus 10.125%. TD CaTS IV - Series 2 will pay interest, at a rate of 10.00%, in equal semi-annual instalments on June 30 and December 31 of each year until June 30, 2039. Starting on June 30, 2039 and on every fifth anniversary thereafter until June 30, 2104 (Series 2 Interest Reset Date), the interest rate on the TD CaTS IV - Series 2 will reset to equal the GOC yield plus 9.735%.
On or after June 30, 2014, the Trust may redeem the TD CaTS IV - Series 1, subject to regulatory consent, for a price per $1,000 principal amount of TD CaTS IV - Series 1 redeemed (a) on any day that is not a Series 1 Interest Reset Date equal to the greater of par and a price calculated to provide an annual yield equal to the yield of a GOC bond maturing on the next Series 1 Interest Reset Date plus (i) 1.6875% if the redemption date is prior to June 30, 2019 or (ii) 3.375% if the redemption date is on or after June 30, 2019 or (b) on a Series 1 Interest Reset Date equal to par, together in each case with accrued and unpaid interest. On or after June 30, 2014, the Trust may redeem the TD CaTS IV - Series 2, subject to regulatory consent, for a price per $1,000 principal amount of TD CaTS IV - Series 2 redeemed (a) on any day that is not a Series 2 Interest Reset Date equal to the greater of par and a price calculated to provide an annual yield equal to the yield of a GOC bond maturing on the next Series 2 Interest Reset Date plus (i) 1.62% if the redemption date is prior to June 30, 2039 or (ii) 3.24% if the redemption date is on or after June 30, 2039 or (b) on a Series 2 Interest Reset Date equal to par, together in each case with accrued and unpaid interest.
Holders of TD CaTS IV Notes may, in certain circumstances, be required to invest interest paid on the TD CaTS IV Notes in non-cumulative Class A First Preferred Shares of the Bank. In addition, in certain circumstances, the TD CaTS IV Notes will be exchanged automatically, without the consent of the holders, for non-cumulative Class A First Preferred Shares, Series A10 of the Bank.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2009 REPORT TO SHAREHOLDERS	40

Note 7: NON-CONTROLLING INTERESTS IN SUBSIDIARIES
		As at
(millions of Canadian dollars)	Apr. 30 2009	Oct. 31 2008
REIT preferred stock, Series A	$586	$523
TD Capital Trust III Securities - Series 2008	990	990
Other	45	47
Total non-controlling interests in subsidiaries	$1,621	$1,560

Note 8: SHARE CAPITAL

Shares Issued and Outstanding
	Apr. 30, 2009		Apr. 30, 2008
(millions of shares and millions of Canadian dollars)	Number of shares	Amount	Number of shares	Amount
Common shares:
Balance at beginning of year	810.1	$13,241	717.8	$6,577
Issued on exercise of stock options	0.8	45	1.4	71
Issued as a result of dividend reinvestment plan	4.9	208	0.6	43
Issued for cash	34.9	1,381	-	-
Issued on the acquisition of Commerce	-	-	83.3	6,147
Impact of shares acquired for trading purposes[1]	(0.1)	-	(0.2)	(20)
Balance at end of period - common shares	850.6	$14,875	802.9	$12,818
Preferred shares (Class A):
Series O	17.0	$425	17.0	$425
Series P	10.0	250	10.0	250
Series Q	8.0	200	8.0	200
Series R	10.0	250	10.0	250
Series S	10.0	250	-	-
Series Y	10.0	250	-	-
Series AA	10.0	250	-	-
Series AC	8.8	220	-	-
Series AE	12.0	300	-	-
Series AG	15.0	375	-	-
Series AI	11.0	275	-	-
Series AK	14.0	350	-	-
Balance at end of period - preferred shares	135.8	$3,395	45.0	$1,125

1   Purchased by subsidiaries of the Bank, which are regulated securities entities in accordance with Regulation 92-313 under the Bank Act.

COMMON SHARES
On December 5, 2008, the Bank issued 35 million common shares for gross cash consideration of $1.4 billion. The common share issue qualifies as Tier 1 capital of the Bank.

PREFERRED SHARES
5-Year Rate Reset Preferred Shares, Series AC
On November 5, 2008, the Bank issued 8.8 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AC for gross cash consideration of $220 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.60% for the initial period from and including November 5, 2008 to but excluding January 31, 2014. Thereafter, the dividend rate will reset every five years to equal the then five year Government of Canada bond yield plus 2.74%. Holders of the Series AC shares will have the right to convert their shares into non-cumulative Floating Rate Preferred Shares, Series AD, subject to certain conditions, on January 31, 2014, and on January 31 every five years thereafter and vice versa. The Series AC shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on January 31, 2014 and on January 31 every five years thereafter. The Series AC shares qualify as Tier 1 capital of the Bank.

5-Year Rate Reset Preferred Shares, Series AE
On January 14, 2009, the Bank issued 12 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AE for gross cash consideration of $300 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 6.25% for the initial period from and including January 14, 2009 to but excluding April 30, 2014. Thereafter, the dividend rate will reset every five years to equal the then five year Government of Canada bond yield plus 4.37%. Holders of the Series AE shares will have the right to convert their shares into non-cumulative Floating Rate Class A Preferred Shares, Series AF, subject to certain conditions, on April 30, 2014, and on April 30 every five years thereafter and vice versa. The Series AE shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on April 30, 2014 and on April 30 every five years thereafter. The Series AE shares qualify as Tier 1 capital of the Bank.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2009 REPORT TO SHAREHOLDERS	41

5-Year Rate Reset Preferred Shares, Series AG
On January 30, 2009, the Bank issued 15 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AG for gross cash consideration of $375 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 6.25% for the initial period from and including January 30, 2009 to but excluding April 30, 2014. Thereafter, the dividend rate will reset every five years to equal the then five year Government of Canada bond yield plus 4.38%. Holders of the Series AG shares will have the right to convert their shares into non-cumulative Floating Rate Class A Preferred Shares, Series AH, subject to certain conditions, on April 30, 2014, and on April 30 every five years thereafter and vice versa. The Series AG shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on April 30, 2014 and on April 30 every five years thereafter. The Series AG shares qualify as Tier 1 capital of the Bank.

5-Year Rate Reset Preferred Shares, Series AI
On March 6, 2009, the Bank issued 11 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AI for gross cash consideration of $275 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 6.25% for the initial period from and including March 6, 2009 to but excluding July 31, 2014. Thereafter, the dividend rate will reset every five years to equal the then five year Government of Canada bond yield plus 4.15%. Holders of the Series AI shares will have the right to convert their shares into non-cumulative Floating Rate Class A Preferred Shares, Series AJ, subject to certain conditions, on July 31, 2014, and on July 31 every five years thereafter and vice versa. The Series AI shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on July 31, 2014 and on July 31 every five years thereafter. The Series AI shares qualify as Tier 1 capital of the Bank.

5-Year Rate Reset Preferred Shares, Series AK
On April 3, 2009, the Bank issued 14 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AK for gross cash consideration of $350 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 6.25% for the initial period from and including April 3, 2009 to but excluding July 31, 2014. Thereafter, the dividend rate will reset every five years to equal the then five year Government of Canada bond yield plus 4.33%. Holders of the Series AK shares will have the right to convert their shares into non-cumulative Floating Rate Class A Preferred Shares, Series AL, subject to certain conditions, on July 31, 2014, and on July 31 every five years thereafter and vice versa. The Series AK shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on July 31, 2014 and on July 31 every five years thereafter. The Series AK shares qualify as Tier 1 capital of the Bank.

Note 9: REGULATORY CAPITAL

The Bank manages its capital under guidelines established by the Office of the Superintendent of Financial Institutions Canada (OSFI). The regulatory capital guidelines measure capital in relation to credit, market and operational risks. The Bank has various capital policies, procedures and controls which it utilizes to achieve its goals and objectives. Effective April 30, 2009 for accounting purposes, and effective October 31, 2008 for regulatory reporting purposes, the reporting period of the U.S. entities was aligned with the rest of the Bank. Prior to April 30, 2009 and October 31, 2008, the Bank’s financial statements and regulatory capital, respectively, were calculated incorporating TD Banknorth and Commerce on a one month lag.
During the six months ended April 30, 2009, the Bank complied with the OSFI guideline related to capital ratios and the assets-to-capital multiple. This guideline is based on the “International Convergence of Capital Measurement and Capital Standards - A Revised Framework” (Basel II) issued by the Basel Committee on Banking Supervision. Effective November 1, 2008, substantial investments held prior to January 1, 2007, which were previously deducted from Tier 2 capital, are deducted 50% from Tier 1 capital and 50% from Tier 2 capital. Insurance subsidiaries continue to be deconsolidated and reported as a deduction from Tier 2 capital.

The Bank’s regulatory capital position was as follows:

		As at
(millions of Canadian dollars)	Apr. 30 2009	Oct. 31 2008
Tier 1 capital	$21,778	$20,679
Tier 1 capital ratio[1]	10.9%	9.8%
Total capital[2]	$28,216	$25,348
Total capital ratio[3]	14.1%	12.0%
Assets-to-capital multiple[4]	17.1	19.3

1   Tier 1 capital ratio is calculated as Tier 1 capital divided by risk-weighted assets (RWA).
2   Total capital includes Tier 1 and Tier 2 capital.
3   Total capital ratio is calculated as Total capital divided by RWA.
4   The assets-to-capital multiple is calculated as total assets plus off-balance sheet credit instruments, such as certain letters of credit and guarantees, less investments inassociated corporations, goodwill and net intangibles, divided by Total adjusted capital.

OSFI's target Tier 1 and Total capital ratios for Canadian banks are 7% and 10%, respectively.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2009 REPORT TO SHAREHOLDERS	42

Note 10: ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table summarizes the Bank’s accumulated other comprehensive income (loss), net of income taxes, as at April 30:

Accumulated Other Comprehensive Income (Loss), Net of Income Taxes
		As at
(millions of Canadian dollars)	Apr. 30 2009[1]	Oct. 31 2008
Unrealized loss on available-for-sale securities, net of hedging activities	$(1,376)	$(1,409)
Unrealized foreign currency translation gain (loss) on investments in subsidiaries, net of hedging activities	1,462	(1,633)
Gain on derivatives designated as cash flow hedges	2,882	1,393
Accumulated other comprehensive income (loss) balance as at end of period	$2,968	$(1,649)

1   This included the impact of other comprehensive income of U.S. entities for January 2009, as explained in Note 1, and consists of the following: unrealized gains on available-for-sale securities, net of hedging activities - $199 million; unrealized foreign currency translation gains on investments in subsidiaries, net of hedging activities - $166 million; and losses on derivatives designated as cash flow hedges - $(36) million.

Note 11: STOCK-BASED COMPENSATION

For the three and six months ended April 30, 2009, the Bank recognized compensation expense for stock option awards of $11 million and $17 million, respectively (three and six months ended April 30, 2008 - $6 million and $11 million, respectively).
During the three months ended April 30, 2009, 0.6 million (three months ended April 30, 2008 - nil) options were granted by the Bank with a weighted average fair value of $6.85 per option (three months ended April 30, 2008 - n/a). During the six months ended April 30, 2009, 4 million (six months ended April 30, 2008 - 2 million) options were granted by the Bank with a weighted average fair value of $7.62 per option (six months ended April 30, 2008 - $10.80 per option).
The fair value of options granted was estimated at the date of grant using a binomial tree-based valuation model. The following assumptions were used:

	For the six months ended
	Apr. 30 2009	Apr. 30 2008
Risk-free interest rate	2.2%	3.8%
Expected option life	5.6 years	5.5 years
Expected volatility	23.9%	15.9%
Expected dividend yield	3.00%	2.85%

TD BANK FINANCIAL GROUP • SECOND QUARTER 2009 REPORT TO SHAREHOLDERS	43

Note 12: EMPLOYEE FUTURE BENEFITS

The expenses for the Bank’s pension plans and principal non-pension post-retirement benefit plan are as follows:

Principal Pension Plan Pension Expense
	For the three months ended		For the six months ended
(millions of Canadian dollars)	Apr. 30 2009	Apr. 30 2008	Apr. 30 2009	Apr. 30 2008
Elements of pension plan expense before adjustments to recognize the long term nature of the cost:
Service cost - benefits earned	$12	$21	$32	$37
Interest cost on projected benefit obligation	34	33	70	63
Actual return on plan assets	83	110	410	107
Plan amendments	-	-	-	7
Adjustments to recognize the long-term nature of plan cost:
Difference between costs arising in the period and costs recognized in the period in respect of:
Return on plan assets[1]	(114)	(148)	(478)	(183)
Actuarial losses[2]	2	5	5	5
Plan amendments[3]	6	2	11	(2)
Total	$23	$23	$50	$34
1  For the three months ended April 30, 2009, includes expected return on plan assets of $31 million (three months ended April 30, 2008 - $38 million) less actual return on plan assetsof $(83) million (three months ended April 30, 2008 - $(110) million). For the six months ended April 30, 2009, includes expected return on plan assets of $68 million (six months ended April 30, 2008 - $76 million) less actual return on plan assets of $(410) million (six months ended April 30, 2008 - $(107) million).
2  For the three months ended April 30, 2009, includes loss recognized of $2 million (three months ended April 30, 2008 - $5 million) less actuarial losses on projected benefit obligation of nil (three months ended April 30, 2008 - nil). For the six months ended April 30, 2009, includes loss recognized of $5 million (six months ended April 30, 2008 - $5  million) less actuarial losses on projected benefit obligation of nil (six months ended April 30, 2008 - nil).
3  For the three months ended April 30, 2009, includes amortization of costs for plan amendments of $6 million (three months ended April 30, 2008 - $2 million) less actual cost amendments of nil (three months ended April 30, 2008 - nil). For the six months ended April 30, 2009, includes amortization of costs for plan amendments of $11 million (six months ended April 30, 2008 - $5 million) less actual cost amendments of nil (six months ended April 30, 2008 - $7 million).

Other Pension Plans’ Expense
	For the three months ended		For the six months ended
(millions of Canadian dollars)	Apr. 30 2009	Apr. 30 2008	Apr. 30 2009	Apr. 30 2008
CT defined benefit pension plan	$1	$1	$2	$2
TD Banknorth defined benefit pension plan[1]	3	1	5	-
Supplemental employee retirement plans	7	8	16	16
Total	$11	$10	$23	$18

1   TD Banknorth defined benefit plan was frozen as of December 31, 2008, and no service credits can be earned after that date.

Principal Non-Pension Post-Retirement Benefit Plan Expense
	For the three months ended		For the six months ended
(millions of Canadian dollars)	Apr. 30 2009	Apr. 30 2008	Apr. 30 2009	Apr. 30 2008
Elements of non-pension plan expense before adjustments to recognize the long-term nature of the cost:
Service cost - benefits earned	$2	$3	$4	$6
Interest cost on projected benefit obligation	5	5	10	11
Adjustments to recognize the long-term nature of plan cost:
Difference between costs arising in the period and costs recognized in the period in respect of:
Actuarial losses	-	2	-	3
Plan amendments	(2)	(2)	(3)	(3)
Total	$5	$8	$11	$17

TD BANK FINANCIAL GROUP • SECOND QUARTER 2009 REPORT TO SHAREHOLDERS	44

Cash Flows
The Bank’s contributions to its pension plans and its principal non-pension post-retirement benefit plan are as follows:

Plan Contributions
	For the three months ended		For the six months ended
(millions of Canadian dollars)	Apr. 30 2009	Apr. 30 2008	Apr. 30 2009	Apr. 30 2008
Principal pension plan	$28	$18	$49	$37
Supplemental employee retirement plans	3	3	6	7
Non-pension post-retirement benefit plan	2	2	4	4
Total	$33	$23	$59	$48

As at April 30, 2009, the Bank expects to contribute an additional $142 million to its principal pension plan, nil to its CT defined benefit pension plan, nil to its TD Banknorth defined benefit pension plan, $5 million to its supplemental employee retirement plans and $5 million to its non-pension post-retirement benefit plan by the end of the year. However, future contribution amounts may change upon the Bank’s review of the current contribution levels during the year.

Note 13: EARNINGS PER SHARE

The Bank’s basic and diluted earnings per share at April 30 are as follows:

Basic and Diluted Earnings per Share
	For the three months ended		For the six months ended
	Apr. 30 2009	Apr. 30 2008	Apr. 30 2009	Apr. 30 2008
Basic earnings per share
Net income available to common shareholders ($ millions)	$577	$841	$1,260	$1,803
Average number of common shares outstanding (millions)	848.8	747.7	840.6	732.9
Basic earnings per share ($)	$0.68	$1.12	$1.50	$2.46
Diluted earnings per share
Net income available to common shareholders ($ millions)	$577	$841	$1,260	$1,803
Average number of common shares outstanding (millions)	848.8	747.7	840.6	732.9
Stock options potentially exercisable as determined under the treasury stock method[1](millions)	1.0	6.0	1.3	6.1
Average number of common shares outstanding - diluted (millions)	849.8	753.7	841.9	739.0
Diluted earnings per share[1] ($)	$0.68	$1.12	$1.50	$2.44

1  For the six months ended April 30, 2009, the computation of diluted earnings per share excluded weighted-average options outstanding of 18.8 million with a weighted-averageexercise price of $63.79 as the option price was greater than the average market price of the Bank’s common shares. For the six months ended April 30, 2008, the computation of diluted earnings per share excluded weighted-average options outstanding of 3.4 million with a weighted-average exercise price of $69.49 as the option price was greater than the average market price of the Bank’s common shares.

Note 14: SEGMENTED INFORMATION

The Bank’s operations and activities are organized around the following operating business segments: Canadian Personal and Commercial Banking, Wealth Management, U.S. Personal and Commercial Banking and Wholesale Banking. Results for these segments for the three and six months ended April 30 are presented in the following tables:

Results by Business Segment
(millions of Canadian dollars)	Canadian Personal and Commercial Banking[1]		Wealth Management[1]		U.S. Personal and Commercial Banking[1,2,3]		Wholesale Banking[4]		Corporate[4]		Total
	Apr. 30	Apr. 30	Apr. 30	Apr. 30	Apr. 30	Apr. 30	Apr. 30	Apr. 30	Apr. 30	Apr. 30	Apr. 30	Apr. 30
For the three months ended	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Net interest income	$1,536	$1,402	$63	$82	$1,002	$309	$662	$314	$(323)	$(249)	$2,940	$1,858
Other income	740	732	465	476	279	166	(42)	114	(57)	42	1,385	1,530
Total revenue	2,276	2,134	528	558	1,281	475	620	428	(380)	(207)	4,325	3,388
Provision for (reversal of) credit losses	286	191	-	-	201	46	59	10	110	(15)	656	232
Non-interest expenses	1,143	1,095	414	387	823	294	356	291	315	139	3,051	2,206
Income (loss) before income taxes	847	848	114	171	257	135	205	127	(805)	(331)	618	950
Provision for (recovery of) income taxes	258	266	36	56	26	35	32	34	(317)	(231)	35	160
Non-controlling interests in subsidiaries, net of income taxes	-	-	-	-	-	-	-	-	28	9	28	9
Equity in net income of an associated company, net of income taxes	-	-	48	67	-	-	-	-	15	4	63	71
Net income (loss)	$589	$582	$126	$182	$231	$100	$173	$93	$(501)	$(105)	$618	$852
Total assets (billions of Canadian dollars)
- balance sheet	$172.5	$159.9	$18.9	$15.6	$150.6	$120.7	$192.1	$186.5	$40.8	$20.9	$574.9	$503.6
- securitized	52.3	42.0	-	-	-	-	3.6	3.0	(13.6)	(15.0)	42.3	30.0

TD BANK FINANCIAL GROUP • SECOND QUARTER 2009 REPORT TO SHAREHOLDERS	45

Results by Business Segment
(millions of Canadian dollars)	Canadian Personal and Commercial Banking[1]		Wealth Management[1]		U.S. Personal and Commercial Banking[1,2,3]		Wholesale Banking[4]		Corporate[4]		Total
	Apr. 30	Apr. 30	Apr. 30	Apr. 30	Apr. 30	Apr. 30	Apr. 30	Apr. 30	Apr. 30	Apr. 30	Apr. 30	Apr. 30
For the six months ended	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Net interest income	$3,030	$2,816	$138	$170	$1,894	$621	$1,382	$506	$(776)	$(467)	$5,668	$3,646
Other income	1,538	1,465	918	958	581	306	77	530	(307)	87	2,807	3,346
Total revenue	4,568	4,281	1,056	1,128	2,475	927	1,459	1,036	(1,083)	(380)	8,475	6,992
Provision for (reversal of) credit losses	552	363	-	-	340	72	125	66	176	(14)	1,193	487
Non-interest expenses	2,329	2,191	833	766	1,624	532	744	612	541	333	6,071	4,434
Income (loss) before income taxes	1,687	1,727	223	362	511	323	590	358	(1,800)	(699)	1,211	2,071
Provision for (recovery of) income taxes	514	547	70	119	40	96	152	102	(799)	(469)	(23)	395
Non-controlling interests in subsidiaries, net of income taxes	-	-	-	-	-	-	-	-	56	17	56	17
Equity in net income of an associated company, net of income taxes	-	-	125	155	-	-	-	-	27	8	152	163
Net income (loss)	$1,173	$1,180	$278	$398	$471	$227	$438	$256	$(1,030)	$(239)	$1,330	$1,822

1   Effective the third quarter ended July 31, 2008, the Bank transferred the U.S. insurance and credit card businesses to the Canadian Personal and Commercial Banking segment, and the U.S. wealth management businesses to the Wealth Management segment for management reporting purposes. Prior periods have not been reclassified as the impact was notmaterial to segment results.
2   Commencing the third quarter ended July 31, 2008, the results of U.S. Personal and Commercial Banking segment include Commerce. For details, see Note 31 to the 2008 AnnualReport.
3   As explained in Note 1, effective the three months ended April 30, 2009, as a result of the alignment of reporting period of the U.S. entities, TD Banknorth and Commerce are consolidated using the same period as the Bank.
4   The taxable equivalent basis increase to net interest income and provision for income taxes, reflected in the Wholesale Banking segment results, is reversed in the Corporate segment.

Note 15: HEDGE ACCOUNTING

Hedge accounting results were as follows:

Hedge Accounting Results
	For the three months ended		For the six months ended
(millions of Canadian dollars)	Apr. 30 2009	Apr. 30 2008	Apr. 30 2009	Apr. 30 2008
Fair value hedges
Gain arising from hedge ineffectiveness	$2.7	$1.7	$19.8	$8.6
Cash flow hedges
(Loss) gain arising from hedge ineffectiveness	$(4.7)	$1.7	$(4.6)	$1.4

Portions of derivative gains (losses) that were excluded from the assessment of hedge effectiveness for fair value and cash flow hedging activities and the change in fair value related to these portions in each period are included in the Interim Consolidated Statement of Income. The effect of this exclusion was not significant for the three and six months ended April 30, 2009.
During the six months ended April 30, 2009, there were no firm commitments that no longer qualified as hedges.
Over the next twelve months, the Bank expects approximately $1.5 billion in net gains reported in other comprehensive income as at April 30, 2009 to be reclassified to net income. The maximum length of time over which the Bank is hedging its exposure to the variability in future cash flows from anticipated transactions is 30 years. During the six months ended April 30, 2009, there were no forecasted transactions that failed to occur.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2009 REPORT TO SHAREHOLDERS	46

Note 16: RESTRUCTURING AND INTEGRATION CHARGES

As a result of the acquisition of Commerce and related restructuring and integration initiatives undertaken, the Bank incurred integration charges of $77 million and $79 million during the three months ended April 30, 2009 and January 31, 2009, respectively. Integration charges consisted of costs related to resources dedicated to the integration, employee retention, external professional consulting charges, marketing (including customer communication and rebranding) and integration related travel costs. In the Interim Consolidated Statement of Income, the integration charges are included in other non-interest expenses.
   For the three months ended January 31, 2009, the Bank incurred $27 million of restructuring charges. Restructuring charges consisted of estimated lease termination costs for approximately 50 legacy TD Banknorth branches that were closed and consolidated with nearby branches in connection with the Commerce merger. In the Interim Consolidated Statement of Income, the restructuring charges are included in restructuring costs. No restructuring charges were recorded in the three months ended April 30, 2009. As at April 30 2009, the remaining balance of the restructuring liability related to the acquisition of Commerce was $36 million. Restructuring and integration charges included in the Interim Consolidated Statement of Income are presented in the following table:

Commerce Restructuring and Integration Charges
	For the three months ended		For the six months ended
(millions of Canadian dollars)	Apr. 30 2009	Apr. 30 2008	Apr. 30 2009	Apr. 30 2008
Restructuring costs Integration charges[1]	$- 77	$48 -	$27 156	$48 -

1   These amounts do not include integration charges of $25 million booked directly to retained earnings as a result of the alignment of reporting period of U.S. entities, as explained in Note 1.

Note 17: OTHER NON-INTEREST EXPENSES

Other non-interest expenses include a charge for settlement of TD Banknorth shareholder litigation. Upon the announcement of the privatization of TD Banknorth in November 2006, certain minority shareholders of TD Banknorth initiated class action litigation alleging various claims against the Bank, TD Banknorth and TD Banknorth officers and directors. The parties agreed to settle the litigation in February 2009 for $61.3 million (US$50 million) of which $3.7 million (US$3 million) had been previously accrued on privatization. A settlement approval hearing with the Court of Chancery in Delaware is scheduled for June 2009.

Note 18: ACQUISITIONS AND DISPOSITIONS

Commerce Bancorp, Inc.
During the period from February 1, 2009 to April 30, 2009, goodwill increased by $36 million to $6,274 million primarily due to the establishment of a valuation allowance on future income tax assets related to certain securities and the completion of the valuation of the loan portfolio and a corresponding future income tax liability. The purchase price allocation, including the valuation of the assets and liabilities, is now complete.

TD AMERITRADE Holding Corporation
As at April 30, 2009, the Bank’s reported investment in TD AMERITRADE Holding Corporation (TD Ameritrade) was 47.5% of the issued and outstanding shares of TD Ameritrade.
   On February 18, 2009, TD Ameritrade announced a common stock repurchase program for an aggregate 34 million shares from its second largest shareholder. As a result of TD Ameritrade’s repurchase activity, the Bank’s ownership position in TD Ameritrade increased to 47.5% as at April 30, 2009 from 44.9% as at January 31, 2009. This level of ownership interest is expected to be temporary as TD Ameritrade has announced that it plans to issue shares in connection with its acquisition of thinkorswim Group Inc. Upon completion of the issuance, the Bank will conduct additional sales as required to bring the ownership interest under the cap of 45% under the Stockholders' Agreement.
   On March 2, 2009, the Bank took delivery of 27 million shares in settlement of its amended hedging arrangement with Lillooet Limited (Lillooet) at a hedged cost to the Bank of US$515 million. As Lillooet was consolidated in the Bank’s consolidated financial statements, the replacement of the amended hedge arrangement with the direct ownership of the 27 million shares had no material impact on the Bank.

Note 19: RISK MANAGEMENT

The risk management policies and procedures of the Bank are provided in the MD&A. The shaded sections of the Managing Risk section, included on pages 22 to 24 of the MD&A, relating to credit, market and liquidity risks are an integral part of the Interim Consolidated Financial Statements. For a complete discussion of our risk management policies and procedures refer to the shaded sections presented on pages 68 to 76 of the Bank’s 2008 Annual Report.

Note 20: SUBSEQUENT EVENTS

FDIC Restoration Plan Charge
On May 22, 2009, the Federal Deposit Insurance Corporation (FDIC), in the U.S., finalized a five basis points special assessment charge based on total assets less Tier 1 capital of an institution insured under the FDIC program as at June 30, 2009. The special assessment charge, of approximately US$50 million, is payable by the Bank on September 30, 2009. The final rule adopted also provides the FDIC authority to charge similar special assessments on December 31, 2009 and March 31, 2010, if needed, subject to additional FDIC Board approval at that time.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2009 REPORT TO SHAREHOLDERS	47

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)
Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, to eliminate duplicate mailings of shareholder materials, or to stop (and resume) receiving Annual and Quarterly Reports.

Transfer Agent:
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario  M5C 2W9
416-643-5500
or toll-free at 1-800-387-0825
inquiries@cibcmellon.com or www.cibcmellon.com

Hold your TD shares through the Direct Registration System in the United States
Missing dividends, lost share certificates, estate questions, address changes to the share register, to eliminate duplicate mailings of shareholder materials, or to stop (and resume) receiving Annual and Quarterly Reports.

Co-Transfer Agent and Registrar:
BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, Pennsylvania 15252-8015
or
480 Washington Boulevard
Jersey City, New Jersey 07310
1-866-233-4836
TDD for hearing impaired: 1-800-231-5469
Foreign shareholders: 201-680-6578
TDD foreign shareholders: 201-680-6610
www.bnymellon.com/shareowner

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com. Please note that by leaving us an e-mail or voicemail message you are providing your consent for us to forward your inquiry to the appropriate party for response.

General Information
Contact Corporate & Public Affairs:
(416) 982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week:
1-866-567-8888
French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698
Telephone device for the deaf: 1-800-361-1180

Internet website: http://www.td.com
Internet e-mail: customer.service@td.com

Quarterly Earnings Conference Call
TD Bank Financial Group will host an earnings conference call on May 28, 2009. The call will be webcast live via TDBFG's website at 3 p.m. ET. The call and webcast will feature presentations by TDBFG executives on the Bank's financial results for the second quarter, followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TDBFG website at http://www.td.com/investor/earnings.jsp on May 28, 2009, before 12 p.m. ET. A listen-only telephone line is available at 416-644-3416 or 1-800-732-9307 (toll free).

The webcast and presentations will be archived at http://www.td.com/investor/calendar_arch.jsp. Replay of the teleconference will be available from
6 p.m. ET on May 28, 2009, until June 29, 2009, by calling 416-640-1917 or 1-877-289-8525 (toll free). The passcode is 21305246#.